Exhibit 99.1

Cenovus Energy Inc.

Annual Information Form

For the Year Ended December 31, 2019

February 11, 2020

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

CORPORATE STRUCTURE

GENERAL DEVELOPMENT OF THE BUSINESS

DESCRIPTION OF THE BUSINESS

Oil Sands

Deep Basin

Refining and Marketing

Competitive Conditions

Environmental Protection

Corporate Responsibility Policies

Employees

RISK FACTORS

RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Reserves Data

Development of Proved and Probable Undeveloped Reserves

Significant Factors or Uncertainties Affecting Reserves Data

Other Oil and Gas Information

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

MARKET FOR SECURITIES

DIRECTORS AND EXECUTIVE OFFICERS

AUDIT COMMITTEE

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

MATERIAL CONTRACTS

INTERESTS OF EXPERTS

ADDITIONAL INFORMATION

ACCOUNTING MATTERS

ABBREVIATIONS AND CONVERSIONS

1 3 3 6 6 8 9 10 10 10 11 11 11 12 17 18 18 21 21 23 24 29 31 31 31 31 32 32 32 32

APPENDIX A -Report on Reserves Data by Independent Qualified Reserves Evaluators	A1
APPENDIX B -Report of Management and Directors on Reserves Data and Other Information	B1
APPENDIX C -Audit Committee Mandate	C1
APPENDIX D -Netback Reconciliations	D1

Cenovus Energy Inc.2019 Annual Information Form

FORWARD-LOOKING INFORMATION

In this Annual Information Form (“AIF”), unless otherwise specified or the context otherwise requires, references to “we”, “us”, “our”, “its”, “the Corporation” or “Cenovus” mean Cenovus Energy Inc., the subsidiaries of, and partnership interests held by, Cenovus Energy Inc. and its subsidiaries.

This AIF contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “focus”, “potential”, “may”, “schedule” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: strategy and related milestones; schedules and plans; desire to realize the best margins and netbacks for our products; expected timing for oil sands expansion phases and associated expected production capacities; projections for 2020 and future years and our plans and strategies to realize such projections; future opportunities for oil and gas development; forecast operating and financial results, including forecast sales prices, costs and cash flows; priorities for and approach to capital investment decisions or capital allocation; planned capital expenditures, including the amount, timing and financing thereof; techniques expected to be used to recover reserves and forecasts of the timing thereof; future abandonment and reclamation costs and the timing of payments in relation thereto; expected payment of income taxes; potential impacts of various identified risk factors; expected future production, including the timing, stability or growth thereof; expected reserves and related information, including future net revenue and future development costs; expected capacities, including for projects, transportation and refining; improving cost structures, forecast cost savings and the sustainability thereof; anticipated timelines for future regulatory, partner or internal approvals; future impact of regulatory measures; forecast commodity prices and trends and expected impacts to Cenovus; potential impacts of various risks, including those related to commodity prices and climate change; and future use and development of technology, including expected effects on land footprint, steam to oil ratios and environmental performance and sustainability. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2020 guidance, available at cenovus.com; bottom of the cycle commodity prices of about US$45/bbl WTI and C$44/bbl WCS; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long term; cash flows and cash balances on hand being sufficient to fund capital investments and dividends, including any increase thereto; future narrowing of crude oil differentials; the Government of Alberta’s mandatory production curtailment will continue to maintain a relatively narrow differential between WTI and WCS crude oil prices thereby positively impacting cash flows for Cenovus; the ability of our refining capacity, dynamic storage, existing pipeline commitments, financial hedge transactions and plans to ramp up crude-by-rail loading capacity to partially mitigate a portion of our WCS crude oil volumes against wider differentials; ability to produce from our oil sands facilities on an unconstrained basis; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects, development programs or stages thereof; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; forecast inflation and other assumptions inherent in our current guidance set out below; our ability to access and implement all technology and equipment necessary to achieve expected future results, and that such results are realized.

2020 guidance, as updated December 9, 2019, assumes: Brent prices of US$60.00/bbl, WTI prices of US$55.00/bbl; WCS of US$37.50/bbl; AECO natural gas prices of $1.80/Mcf; Chicago 3-2-1 crack spread of US$16.00/bbl; and an exchange rate of $0.76 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially, include, but are not limited to: our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; failure of the Government of Alberta’s mandatory production curtailment to cause the differential between the WTI and the WCS crude oil prices to narrow or to narrow sufficiently to positively impact our cash flows;

Cenovus Energy Inc.2019 Annual Information Form

unexpected consequences related to the Government of Alberta’s mandatory production curtailment; the Government of Alberta may extend mandatory production curtailment beyond when takeaway capacity constraints have been sufficiently relieved; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; our ability to maintain desirable ratios of Net Debt to Adjusted EBITDA as well as Net Debt to Capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; accuracy of our reserves, future production and future net revenue estimates; accuracy of our accounting estimates and judgements; our ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of our assets or goodwill from time to time; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; ability to successfully complete development programs; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, including labour, materials, natural gas and other energy sources used in oil sands processes and increased insurance deductibles or premiums; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation and litigation related thereto; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to our business, including potential cyberattacks; risks associated with climate change and our assumptions relating thereto; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our Consolidated Financial Statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate or supply; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, refer to “Risk Management and Risk Factors” in the Corporation’s annual 2019 Management’s Discussion and Analysis (“MD&A”), which section of the MD&A is incorporated by reference into this AIF, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Corporation’s website at cenovus.com.

Information on or connected to our website cenovus.com does not form part of this AIF unless expressly incorporated by reference herein.

Cenovus Energy Inc.2019 Annual Information Form

CORPORATE STRUCTURE

Cenovus Energy Inc. was formed under the Canada Business Corporations Act (“CBCA”) by amalgamation of 7050372 Canada Inc. (“7050372”) and Cenovus Energy Inc. (formerly Encana Finance Ltd. and referred to as “Subco”) on November 30, 2009 pursuant to an arrangement under the CBCA (the “Arrangement”) involving, among others, 7050372, Subco and Encana Corporation (now Ovintiv Inc.). On January 1, 2011, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, Cenovus Marketing Holdings Ltd., through a plan of arrangement approved by the Court of Queen’s Bench of Alberta.

On July 31, 2015, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, 9281584 Canada Limited (formerly 1528419 Alberta Ltd.), by way of a vertical short-form amalgamation. On August 1, 2018, Cenovus Energy Inc. amalgamated with its wholly owned subsidiary, 10904635 Canada Limited (formerly Cenovus FCCL Ltd.), by way of a vertical short-form amalgamation.

The Corporation’s head and registered office is located at 4100, 225 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2.

Intercorporate Relationships

Cenovus’s material subsidiaries and partnerships as at December 31, 2019 are as follows:

Subsidiaries & Partnerships	Percentage Owned(1)	Jurisdiction of Incorporation, Continuance, Formation or Organization
Cenovus Energy Marketing Services Ltd.	100	Alberta
FCCL Partnership (“FCCL”)	100	Alberta
WRB Refining LP (“WRB”)(2)	50	Delaware

(1)	Reflects all voting securities of all subsidiaries and partnerships beneficially owned, or controlled or directed, directly or indirectly, by Cenovus.
(2)	Cenovus non-operating interest held through Cenovus American Holdings Ltd. and Cenovus US Holdings Inc.

The Corporation’s remaining subsidiaries and partnerships each account for (i) less than 10 percent of the Corporation’s consolidated assets as at December 31, 2019 and (ii) less than 10 percent of the Corporation’s consolidated revenues for the year ended December 31, 2019. In aggregate, Cenovus’s subsidiaries and partnerships not listed above did not exceed 20 percent of the Corporation’s total consolidated assets or total consolidated revenues as at and for the year ended December 31, 2019.

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Cenovus is an integrated oil and natural gas company headquartered in Calgary, Alberta. Cenovus is in the business of developing, producing and marketing crude oil, natural gas and natural gas liquids (“NGLs”) in Canada, and also conducts marketing activities and owns refining interests in the United States (“U.S.”).

All of Cenovus’s oil and natural gas reserves and production are located in Canada, within the provinces of Alberta and British Columbia. As at December 31, 2019, Cenovus had a land base of approximately 5.3 million net acres. The estimated proved reserves life index based on working interest production as at December 31, 2019 was approximately 31 years.

Cenovus Energy Inc.2019 Annual Information Form

Business segments

The Corporation’s reportable segments are as follows:

Oil Sands

Cenovus’s Oil Sands segment includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. Cenovus’s interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

Deep Basin

The Deep Basin segment includes approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets are located in Alberta and British Columbia and include interests in numerous natural gas processing facilities (collectively, the “Deep Basin Assets”). The Deep Basin Assets were acquired on May 17, 2017.

Refining and Marketing

Cenovus’s Refining and Marketing segment includes transporting and selling crude oil, natural gas and NGLs and joint ownership of two refineries in the U.S.

with the operator, Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

Corporate and Eliminations

This segment primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative (“G&A”), financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Corporation’s rail terminal, crude oil production used as a feedstock by the Refining and Marketing segment and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices.

Three Year History

The following describes significant events and conditions that have influenced the development of Cenovus’s business during the last three financial years:

2017

•	Resumed Christina Lake phase G expansion. Cenovus resumed the phase G expansion, with an approved design capacity of 50,000 gross barrels per day.
•

Common share issuance. In the second quarter, Cenovus issued 187.5 million common shares (“Common Shares”) at a price of $16.00 per share for gross proceeds of approximately $3 billion, with net proceeds used to fund a portion of the cash consideration for the May 17, 2017 acquisition by Cenovus of ConocoPhillips’ 50 percent interest in the FCCL Partnership (“FCCL”) and the majority of ConocoPhillips’ western Canadian conventional assets in Alberta and British Columbia (the “Acquisition”). As part of the consideration for the Acquisition, Cenovus issued 208 million Common Shares to ConocoPhillips.

•

Increased FCCL interest to 100 percent and acquired Deep Basin Assets. In the second quarter, Cenovus completed the Acquisition for consideration of approximately US$10.6 billion in cash, before closing adjustments, and 208 million Common Shares. The Acquisition gave Cenovus a 100 percent interest in and full control of the FCCL Partnership assets. The Deep Basin Assets provide short-cycle development opportunities with high return potential that complement our long-term oil sands development.

•

Senior notes offering. In the second quarter of 2017, Cenovus completed an offering of US$2.9 billion senior unsecured notes at a weighted average cost of 4.9 percent, the net proceeds of which contributed to the funding of the Acquisition.

•

Divested legacy Conventional assets. In the third quarter Cenovus sold its Pelican Lake heavy oil operations, including the adjacent Grand Rapids project, for cash proceeds of $975 million, before closing adjustments. In the fourth quarter, Cenovus sold its Palliser crude oil and natural gas assets for cash proceeds of $1.3 billion, before closing adjustments and sold its Weyburn carbon-dioxide enhanced oil recovery operation in Saskatchewan for cash proceeds of $940 million, before closing adjustments. As part of the Corporation’s plan to deleverage its balance sheet, net proceeds from the divestitures were used to retire the $3.6 billion bridge credit facility that had been put in place for the Acquisition.

•	New President & Chief Executive Officer. In the fourth quarter, Alex Pourbaix was appointed Cenovus’s President & Chief Executive Officer and joined the Board of Directors.

Cenovus Energy Inc.2019 Annual Information Form

2018

•	Sale of Suffield assets. In the first quarter, Cenovus completed the sale of its Suffield crude oil and natural gas operations for cash proceeds of $512 million, before closing adjustments.
•	New Chief Financial Officer. In the second quarter, Jon McKenzie was appointed Cenovus’s Executive Vice-President & Chief Financial Officer.
•

Sale of Cenovus Pipestone Partnership. In the third quarter, Cenovus completed the sale of its general partnership that held the natural gas and liquids business in northwestern Alberta for cash proceeds of $625 million, before closing adjustments.

•

Signed rail agreements to transport oil to U.S. Gulf Coast. In the third quarter, Cenovus signed three-year agreements with major rail companies to transport approximately 100,000 barrels per day of heavy crude oil from Alberta to various destinations on the U.S. Gulf Coast.

•

Debt reduction. In October, Cenovus redeemed US$800 million of its US$1.3 billion unsecured notes due October 2019. In December, Cenovus repurchased a principal amount of US$76 million of unsecured notes for US$69 million.

•

Reduced costs. Cenovus reduced oil sands operating costs to $7.65 per barrel, a nine percent decrease from 2017. Sustaining capital costs were also reduced to $4.40 per barrel of installed nameplate capacity, a 31% decrease from 2017.

•	Sublease of excess office space. In the third quarter, Cenovus subleased an additional eight floors of The Bow tower in Calgary, Alberta, further reducing our long-term fixed real estate costs.
•

Continued wide differentials. The differentials between West Texas Intermediate (“WTI”) and Western Canadian Select (“WCS”) averaged US$26.31 per barrel, a 120 percent increase compared with 2017, reaching a record of US$52.00 per barrel in the fourth quarter. Average WCS prices remained flat in 2018 in relation to 2017.

•

Government production curtailment. On December 2, 2018, the Government of Alberta announced a temporary mandatory oil production curtailment for Alberta producers, starting in January 2019, to, among other things, address the record-high differentials between WTI and WCS at Hardisty.

•

Re-rated refinery processing capacity. As a result of consistently strong operating performance, higher utilization rates and optimizations executed in 2018, both U.S. refineries were re-rated to reflect higher processing capacity effective January 1, 2019. Crude capacity at the Wood River Refinery was re-rated to 333,000 barrels per day from 314,000 barrels per day, while capacity at the Borger Refinery was re-rated to 149,000 barrels per day from 146,000 barrels per day.

2019

•

Debt reduction. In 2019 Cenovus repurchased a principal amount of US$1,276 million of unsecured notes for US$1,214 million. In October, Cenovus also repaid US$500 million in unsecured notes upon maturity.

•

Produced first steam from Christina Lake phase G. In 2019 Cenovus began using steam from Christina Lake phase G to produce oil from other phases. Production from phase G is expected in the first half of 2020 to ramp up to approximately 50,000 barrels per day over the course of 2020.

•

Ramped up crude-by-rail shipments. Using our fleet of railcars, we ramped up shipments of crude oil by rail over the course of 2019 to exit the year with our December loaded volumes averaging 105,985 barrels per day and rail sales of 91,059 barrels per day.

•	Alberta government extended curtailment. In August, the Alberta government announced an extension of its mandatory oil production curtailment program to December 31, 2020.
•	Increased dividend by 25%. In October, Cenovus announced a 25% increase to its dividend for the fourth quarter of 2019.
•	Moved headquarters. In October, Cenovus completed the move of its headquarters in downtown Calgary, from The Bow tower to Brookfield Place.
•

Alberta government implemented Special Production Allowance program. Cenovus qualified for a Special Production Allowance to produce crude oil above curtailment for incremental increases in rail shipments.

•

Re-rated Wood River Refinery processing capacity. As a result of consistently strong operating performance, higher utilization rates and optimization executed in 2019, the Wood River Refinery crude capacity was re-rated to 346,000 barrels per day from 333,000 barrels per day, to reflect higher processing capacity, effective January 1, 2020.

Cenovus Energy Inc.2019 Annual Information Form

DESCRIPTION OF THE BUSINESS

Oil Sands

Cenovus’s Oil Sands segment includes 100 percent ownership of the Foster Creek and Christina Lake assets, both of which are producing. In addition, the Corporation has several emerging projects in the early stages of development, including 100 percent owned projects at Narrows Lake and Telephone Lake. The Oil Sands segment also includes Cenovus’s 100 percent owned Athabasca natural gas property, from which all of the natural gas production since late April 2018 has been used as fuel at the adjacent Foster Creek operation.

As at December 31, 2019, Cenovus held bitumen rights of approximately 1.8 million gross acres (1.7 million net acres) within the Athabasca and Cold Lake areas, as well as the exclusive rights to lease an additional 536,000 gross acres on the Cold Lake Air Weapons Range, an active military base.

Development Approach

Cenovus uses steam-assisted gravity drainage (“SAGD”) technology to recover bitumen. The Corporation does not employ mining techniques for extraction and none of its reserves are suitable for extraction using mining techniques. SAGD involves injecting steam into the reservoir to enable bitumen to be pumped to the surface. Cenovus applies a manufacturing-like, phased approach to developing its oil sands assets. This approach incorporates learnings from previous phases into future growth plans, helping the Corporation to minimize costs.

Technology

Cenovus continues to focus on technologies which are targeted to lower our cost structure, improve margins, and reduce greenhouse gas emissions amid continuing price uncertainty, a lower carbon future, increased environmental protection awareness and regulatory changes.

Foster Creek

Cenovus has a 100 percent working interest in Foster Creek. It is located on the Cold Lake Air Weapons Range, and has a reservoir depth up to 500 meters below the surface. Foster Creek produces from the McMurray formation using SAGD technology.

The Corporation holds surface access rights from the governments of Canada and Alberta and bitumen rights from the Government of Alberta for exploration, development and transportation from areas within the Cold Lake Air Weapons Range. In addition, Cenovus holds exclusive rights to lease several hundred thousand acres of bitumen rights in other areas on the Cold Lake Air Weapons Range on the Corporation’s and/or its assignee’s behalf.

Production from phases A through G at Foster Creek averaged 159,598 barrels per day in 2019 (161,979 barrels per day in 2018).

Cenovus operates a 98 megawatt natural gas‑fired cogeneration facility in conjunction with Foster Creek.

The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta power pool.

Christina Lake

Cenovus has a 100 percent working interest in Christina Lake. It is located approximately 120 kilometers south of Fort McMurray, Alberta and has a reservoir depth up to 375 meters below the surface. Christina Lake produces from the McMurray formation using SAGD technology.

Production from phases A through F at Christina Lake averaged 194,659 barrels per day in 2019 (201,017 barrels per day in 2018). Cenovus operates a 100 megawatt natural gas-fired cogeneration facility in conjunction with Christina Lake. The steam and power generated by the facility is presently being used within the SAGD operation and any excess power generated is being sold into the Alberta power pool. Cenovus resumed work on the phase G expansion in 2017, which was deferred in late 2014 due to the low commodity price environment. Phase G has an approved design capacity of 50,000 gross barrels per day. Cenovus began producing steam from phase G in 2019. The Corporation expects to ramp up production at phase G in 2020.

Narrows Lake

Cenovus has a 100 percent working interest in Narrows Lake. Narrows Lake is located adjacent to Christina Lake and has a reservoir depth up to 375 meters below the surface.

In 2012, Cenovus received regulatory approval for phases A, B and C for 130,000 gross barrels per day of production capacity. Due to the low commodity price environment, and historically high price differentials and curtailment, Cenovus has deferred new construction spending on phase A. Cenovus is considering development of the Narrows Lake resource by using existing infrastructure at Christina Lake and is progressing engineering and regulatory work to be ready for a potential final investment decision in 2020.

Telephone Lake

Cenovus’s 100 percent owned Telephone Lake property is located in the Borealis Region in northeastern Alberta, approximately 90 kilometers northeast of Fort McMurray, Alberta.

Cenovus received approval from the Alberta Energy Regulator in late 2014 for a SAGD project with initial production capacity of 90,000 gross barrels per day. The Corporation is currently assessing what may be the optimal development plan for the Telephone Lake asset.

Cenovus Energy Inc.2019 Annual Information Form

Marten Hills

As of December 31, 2019, Cenovus owned 100 percent working interest in 208 sections of oil sands rights in the Marten Hills area. Marten Hills is an early stage exploration play located approximately 70 kilometers northeast of Slave Lake, Alberta, targeting conventional heavy oil from the Clearwater formation.

In 2019, Cenovus substantially completed additional drilling to support appraisal work to be completed in the first quarter of 2020 to support a potential final investment decision for the first stage of commercial development in early 2020.

Capital Investment

In 2019, capital investment in the Oil Sands segment was $706 million, primarily related to sustaining existing production and completion of Christina Lake phase G and stratigraphic test wells, and includes expenditures on Marten Hills and other emerging assets.

•

Foster Creek capital investment was focused on sustaining capital related to existing production and the drilling of stratigraphic test wells to determine pad placement for sustaining well pads and expansions.

•

Christina Lake capital investment was focused on sustaining capital related to existing production and the drilling of stratigraphic test wells to determine pad placement for sustaining well pads and completion of phase G construction.

In 2020, Oil Sands capital spending is forecast to be between $865 million and $1,010 million and is expected to continue to focus on sustaining current production levels from existing oil sands facilities and progressing Foster Creek phase H and Christina Lake phase H to be ready for potential final investment decisions in the second half of 2020. Capital spending in 2020 is anticipated to also include the continued evaluation of the Marten Hills play and other emerging assets.

Cenovus Energy Inc.2019 Annual Information Form

Deep Basin

Cenovus has western Canadian conventional crude oil and natural gas assets including undeveloped land, exploration and producing assets, and related infrastructure in Alberta and British Columbia in the Deep Basin. Cenovus’s Deep Basin Assets include approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, with an average 71.5 percent working interest. In addition, the Deep Basin Assets include interests in numerous natural gas processing plants with an estimated net processing capacity of 1.2 billion cubic feet per day. The Deep Basin Assets are expected to provide short-cycle development opportunities with high return potential that complement Cenovus’s long-term oil sands development. Deep Basin production is expected to provide an economic hedge for the natural gas required as a fuel source at both the Corporation’s oil sands and refining operations.

Elmworth-Wapiti

Cenovus is one of the largest operators and producers in the Elmworth-Wapiti area, located in northwest Alberta and northeast British Columbia. As of December 31, 2019, Cenovus held leasehold rights of 1.13 million net acres in this area.

The Elmworth-Wapiti area provides production potential from more than 10 formations, with the most prospective being the Falher and Dunvegan. It is a mature area that was historically developed with conventional vertical well technology. Cenovus has shifted to horizontal drilling in its development programs with a view to unlock the vast resource potential in the tight sand plays.

The primary processing facility in the area is the Cenovus-operated Elmworth plant. The Corporation holds significant working interests in four other major natural gas processing facilities in the region. In 2019, Cenovus’s net production in Elmworth-Wapiti averaged 31,992 barrels of oil equivalent per day (41,927 barrels of oil equivalent per day in 2018, including 6,523 barrels of oil equivalent per day of the Cenovus Pipestone Partnership that was sold on September 6, 2018).

Kaybob-Edson

As of December 31, 2019, Cenovus held leasehold rights of approximately 735,203 net acres in the Kaybob-Edson area, which is situated in west-central Alberta. Target development is in the Montney and Lower Cretaceous formations where successful industry drilling has proven the resource potential of those formations in lands offsetting Cenovus acreage.

In the Kaybob-Edson area, natural gas processing is primarily controlled by midstream operators and other oil and gas companies.

Cenovus has secured longer term contracts to manage both existing base and new-development volumes. Additionally, Cenovus operates natural gas processing facilities in the area, including the Peco and Wolf plants. Net production in Kaybob-Edson averaged 34,751 barrels of oil equivalent per day in 2019 (40,476 barrels of oil equivalent per day in 2018).

Clearwater

The Clearwater area is situated in west-central Alberta, south of Kaybob-Edson. As of December 31, 2019, Cenovus held leasehold rights of approximately 795,618 net acres. Cenovus’s assets in the Clearwater area are characterized by multi-horizon, Cretaceous and Jurassic reservoirs at depths ranging from 1,900 meters to 3,000 meters, all with high NGL content in a predominantly gas prone area. This is a mature area historically developed with conventional vertical well technology, providing Cenovus with a series of lower risk horizontal drilling development programs. Cenovus operates natural gas processing facilities in the area, including the Sand Creek and Alder plants. Average net production was 30,680 barrels of oil equivalent per day in 2019 (37,855 barrels of oil equivalent per day in 2018).

Capital Investment

In 2019, capital investment of $53 million in the Deep Basin focused on disciplined development, which included maintaining safe and reliable operations as well as the completion and tie-in of well inventories from 2018’s development program. The Elmworth-Wapiti operating area focused on maintaining existing production and infrastructure as well as completing and bringing on stream two net wells. The Kaybob-Edson operating area focused on maintaining existing production and infrastructure, while the Clearwater operating area focused on sustaining existing production and infrastructure and bringing one net well on stream.

In 2020, Deep Basin capital investment is forecast to be between $80 million to $95 million. Capital investment in 2020 will focus on maintaining safe and reliable operations, asset integrity programs and the execution of a two-rig drilling program targeting potentially high-return, liquids-rich opportunities in the Clearwater and Edson areas.

Cenovus Energy Inc.2019 Annual Information Form

Refining and Marketing

Cenovus’s Refining and Marketing segment includes its U.S. refining non-operator ownership interests and operations involved in the coordination of Cenovus’s marketing and transportation initiatives to optimize the value received for its products.

Refining

The refining interests allow Cenovus to capture the value from crude oil production through to refined products, such as diesel, gasoline and jet fuel, to partially mitigate volatility associated with regional North American light/heavy crude oil price differential fluctuations.

Through WRB, Cenovus has a 50 percent ownership interest in both the Wood River and Borger refineries located in Roxana, Illinois and Borger, Texas, respectively. Phillips 66, an unrelated U.S. public company, is the operator and managing partner of WRB. WRB has a management committee, which is composed of three Cenovus representatives and three Phillips 66 representatives, with each company holding equal voting rights. The refineries have a combined stated processing capacity of approximately 482,000 gross barrels per day of crude oil in 2019, including heavy crude oil processing capability of up to 255,000 gross barrels per day. In addition, the Borger Refinery has a NGL fractionation facility with a capacity of 45,000 gross barrels per day. Effective January 1, 2020, the crude oil processing capacity increased to 495,000 gross barrels per day as a result of setting new maximum demonstrated rates at the Wood River Refinery in 2019.

The following table summarizes the key operational results for the refineries in the periods indicated:

Refinery Operations(1)	2019	2018
Crude Oil Capacity (Mbbls/d)(2)	482	460
Crude Oil Runs (Mbbls/d)	443	446
Heavy Oil	177	191
Light and Medium Oil	266	255
Crude Utilization (%)	92	97
Refined Products (Mbbls/d)
Gasoline	223	233
Distillates	167	156
Other	76	81
Total	466	470

(1)	Represents 100 percent of Wood River and Borger Refinery operations.
(2)	Effective January 1, 2020, the nameplate capacity increased to 495,000 gross barrels per day.

Wood River Refinery

Wood River Refinery ranks in the top 10 percent of approximately 130 refineries in the U.S., based on total crude oil capacity. It is located in Roxana, Illinois, approximately 25 kilometers northeast of St. Louis, Missouri. Wood River Refinery processes light low‑sulphur and heavy high‑sulphur crude oil that it receives from North American crude oil pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstock as well as coke and asphalt. The gasoline and diesel are transported via pipelines to markets in the upper U.S. Midwest. Other products are transported via pipeline, truck, barge and railcar to various markets.

Wood River Refinery’s stated crude oil processing capacity for 2019 was 333,000 gross barrels per day, including 220,000 gross barrels per day of heavy crude oil processing capacity. In 2019, approximately 55 percent of the crude oil processed at Wood River Refinery consisted of Canadian heavy crude oil. Effective January 1, 2020, Wood River Refinery’s stated crude oil processing capacity increased to 346,000 gross barrels per day, including 240,000 gross barrels per day of heavy crude processing capacity due to new maximum demonstrated rates in 2019.

Borger Refinery

Borger Refinery is located in Borger, Texas, approximately 80 kilometers north of Amarillo, Texas. Borger Refinery processes mainly medium and heavy high-sulphur crude oil, and NGLs that it receives from North American pipeline systems to produce gasoline, diesel and jet fuel along with NGLs and solvents. The refined products are transported via pipelines to markets in Texas, New Mexico, Colorado and the U.S. Mid-Continent.

Borger Refinery’s stated crude oil processing capacity for 2019 was 149,000 gross barrels per day, including 35,000 gross barrels per day of heavy crude oil. Borger Refinery also has a NGL fractionation facility with stated capacity of 45,000 gross barrels per day.

Capital Investment – Refining

In 2019, combined capital investment at both Wood River and Borger was $228 million net, focused on reliability and maintenance, and yield improvement projects.

Combined 2020 capital spending at Wood River and Borger is forecast to be $250 million to $280 million net, focused on sustaining capital and optimization projects to improve clean yields and product value. These optimization projects will continue to position WRB to address new International Maritime Organization ship emission regulations effective January 1, 2020.

Cenovus Energy Inc.2019 Annual Information Form

Marketing

Cenovus’s marketing activities are focused on optimizing netbacks of its production and asset base across crude oil, condensate, natural gas, and NGLs.

As part of managing market risk arising from optimization activities, Cenovus may enter into financial transactions from time to time. Details of these transactions in 2019 are provided in the notes to the Corporation’s annual audited Consolidated Financial Statements for the year ended December 31, 2019.

Transportation

Cenovus continues to focus on near, mid, and long-term strategies to optimize netbacks for its production. As at December 31, 2019, Cenovus has entered into various transportation and storage commitments totaling $21 billion, $13 billion of which relates to pipelines that are in approval or construction phases but are not yet in service. With our committed capacity on pipeline projects, Cenovus has substantial potential future pipeline capacity to the Canadian West Coast and U.S. Gulf Coast.

The Corporation’s portfolio of transportation commitments includes feeder pipelines from its production areas to the major Alberta trade centres, major pipelines to markets downstream of these centres and rail transportation agreements, including contracts with rail companies to transport approximately 100,000 barrels per day of heavy crude oil from Alberta to various destinations on the U.S. Gulf Coast. Other transportation commitments are primarily related to diluent supply, railcar transportation as well as tankage and terminalling of both crude oil blend and condensate volumes.

Cenovus’s transportation portfolio also includes a crude-by-rail terminal located at Bruderheim, Alberta that is connected to the rail lines of Canadian National Railway and Canadian Pacific Railway, and allows crude oil to be delivered to major demand centres across Canada and the U.S. In 2019, volumes loaded at the Bruderheim terminal averaged 65,293 barrels per day compared with an average of 37,988 barrels per day in 2018.

Capital Investment ‑ Marketing

In 2019, Marketing capital investment was $52 million, focused on strategic rail initiatives and infrastructure.

In 2020, Marketing capital investment is forecast to be between $35 million and $50 million and is expected to continue with the same focus as 2019.

Competitive Conditions

All aspects of the oil and natural gas industry are highly competitive. For further information on the competitive conditions affecting Cenovus, refer to the section entitled “Risk Management and Risk Factors – Operational Risk” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF.

Environmental Protection

All phases of crude oil, natural gas and refining operations are subject to environmental regulation pursuant to a variety of Canadian and U.S. federal, provincial, territorial, state and municipal laws and regulations (collectively, the “environmental regulations”). For further information on the environmental regulations affecting Cenovus, refer to the section entitled “Risk Management and Risk Factors – Environmental Regulatory Risk” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF.

Corporate Responsibility Policies

Cenovus has established policies and standards relating to the conduct of business in a safe, healthy, ethical, legal and environmentally, socially and fiscally responsible manner. Cenovus’s commitment in these areas is reflected in two key policies, the Code of Business Conduct & Ethics (the “Code”) and the Corporate Responsibility Policy (the “CR Policy”). These policies apply to our directors, officers and all employees, as well as contractors and suppliers who conduct activities for, or on behalf of, Cenovus. Individuals subject to both policies are accountable for applying them to their own conduct and work. Each employee, officer and director is also asked to regularly review the Code to confirm they understand their individual responsibilities and that they conform to the requirements of the Code.

The Code addresses the identification and management of ethical situations and provides guidance in making ethical business decisions and reporting violations of the Code. The Code provides a message from the President & Chief Executive Officer and addresses a number of matters including: (a) Cenovus’s values and reputation; (b) responsible information use; (c) acting with integrity; (d) compliance with laws and regulations; and (e) reporting potential violations.

The CR Policy addresses Cenovus business conduct to help ensure the Corporation’s activities are undertaken in a responsible, transparent and respectful manner and in compliance with all applicable laws, regulations and industry standards in the jurisdictions in which Cenovus operates. The CR Policy specifically references the following matters: (a) leadership; (b) corporate governance and business practices; (c) people; (d) environmental performance; (e) stakeholder and Aboriginal engagement; and (f) community involvement and investment.

With respect to the environment specifically, the CR Policy provides that Cenovus recognizes the importance of: integrating an environmental perspective into Cenovus’s business activities; applying risk management throughout its operations to mitigate environmental impact; and pursuing improvements in environmental performance through technology investment and other means.

Cenovus Energy Inc.2019 Annual Information Form

With respect to social aspects, the CR Policy provides that Cenovus recognizes the importance of: conducting its business with respect and care for the people and communities affected by its activities, noting the Corporation’s commitment to safety and support for the principles of the Universal Declaration of Human Rights; engaging stakeholders, including Aboriginal communities, in a manner based on honesty, trust and respect; and developing and maintaining positive relationships with the communities within which Cenovus operates by, among other means, striving to provide economic and social development opportunities and community investment programs that facilitate capacity-building opportunities.

In addition to the Code and CR Policy, Cenovus has established other policies and practices that in some instances relate to environmental and or social aspects of Cenovus’s business. Stakeholders, employees and contractors are encouraged to report any business conduct concerns, including violations of legislation or any Cenovus policy, through the Corporation’s anonymous Integrity Helpline. Employees and contractors may also report any such concerns to their supervisor, a human resources business partner, or a member of an investigations committee.

The aforementioned policies are accessible on the Corporation’s website at cenovus.com, as is Cenovus’s Environmental, Social & Governance Report (“ESG Report”). The ESG Report is published annually to detail management’s efforts and performance across environment, social and governance topics that are important to its stakeholders.

Employees

The following table summarizes Cenovus’s full-time equivalent (“FTE”) employees as at December 31, 2019:

FTE Employees
Upstream	1,447
Downstream	97
Corporate	817
Total	2,361

Cenovus also engages contractors and service providers. Refer to the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF, for further information on employee and other workforce related risks affecting Cenovus.

RISK FACTORS

A discussion of risk factors can be found in the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION

As a Canadian issuer, Cenovus is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of the Corporation’s reserves in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51‑101”).

The Corporation’s reserves are located in Alberta and British Columbia, Canada. Cenovus retained two independent qualified reserves evaluators (“IQREs”), McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Petroleum Consultants Ltd. (“GLJ”), to evaluate and prepare reports on 100 percent of its bitumen, heavy crude oil, light crude oil and medium crude oil combined (“light and medium oil”), NGLs, conventional natural gas and shale gas proved and probable reserves. McDaniel evaluated approximately 95 percent of Cenovus’s proved reserves, all located in Alberta, and GLJ evaluated approximately five percent of the Corporation’s proved reserves, located in Alberta and British Columbia.

In April 2019, the Reserves Committee of Cenovus’s board of directors (the “Board”) was dissolved and the mandate and responsibilities of the Reserves

Committee were transferred to the Safety, Environment and Responsibility Committee of the Board, which subsequently changed its name to the Safety, Environment, Responsibility and Reserves Committee (the “SERR Committee”). The SERR Committee, composed entirely of independent directors, reviews, among other things, the qualifications and appointment of the IQREs, the procedures relating to the disclosure of information with respect to oil and gas activities and the procedures for providing information to the IQREs. The SERR Committee meets independently with the management of Cenovus and each IQRE to determine whether any restrictions affect the ability of the IQREs to report on the reserves data without reservation. In addition, the SERR Committee reviews the reserves data and the report of the IQREs and provides a recommendation regarding approval of the reserves disclosure to the Board.

Cenovus’s bitumen reserves are expected to be recovered and produced using SAGD technology or such other technologies as may be developed in the future. SAGD involves injecting steam into horizontal wells drilled into the bitumen formation and

Cenovus Energy Inc.2019 Annual Information Form

recovering heated bitumen and water from producing wells located below the injection wells. This technique has a surface footprint comparable to conventional oil production. Cenovus has no bitumen reserves that require mining techniques to recover the bitumen.

Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. Readers should review the definitions and information contained in

“Additional Notes to Reserves Data Tables”, “Definitions” and “Pricing Assumptions” in conjunction with the reserves disclosure. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed. See the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF, for additional information.

The reserves data and other oil and gas information contained in this AIF is dated February 11, 2020, with an effective date of December 31, 2019. McDaniel’s preparation date of the information is January 21, 2020 and GLJ’s preparation date is January 5, 2020.

Disclosure of Reserves Data

The reserves data presented summarizes the Corporation’s bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas, shale gas and total reserves and the net present values (“NPV”) and future net revenue (“FNR”) for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, G&A expenses or the impact of any hedging activities. Estimates of FNR have been presented on a before and after income tax basis. For the purposes of this disclosure, references to “Company” are to Cenovus Energy Inc.

Summary of Company Interest Oil and Gas Reserves as at December 31, 2019

(Forecast prices and costs)

Before Royalties(1)	Bitumen(2) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(3) (Bcf)	Total (MMBOE)
Proved Reserves
Developed Producing	718	8	49	1,015	944
Developed Non-Producing	281	–	1	19	286
Undeveloped	3,827	1	10	208	3,873
Proved Reserves	4,826	9	60	1,242	5,103
Probable Reserves	1,594	8	37	783	1,768
Proved plus Probable Reserves	6,420	17	97	2,025	6,871

After Royalties(4)	Bitumen(2) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(3) (Bcf)	Total (MMBOE)
Proved Reserves
Developed Producing	531	7	40	952	737
Developed Non-Producing	208	–	1	18	212
Undeveloped	2,788	1	9	197	2,831
Proved Reserves	3,527	8	50	1,167	3,780
Probable Reserves	1,127	7	31	727	1,286
Proved plus Probable Reserves	4,654	15	81	1,894	5,066

(1)	Before royalties excludes royalty interest reserves.
(2)	Includes heavy crude oil that is not material representing less than 1% of total bitumen on a proved plus probable basis.
(3)	Includes shale gas that is not material representing 5% of total conventional natural gas on a proved plus probable basis.
(4)	Includes royalty interest reserves.

Cenovus Energy Inc.2019 Annual Information Form

Summary of Net Present Value of Future Net Revenue as at December 31, 2019

(Forecast prices and costs)

	Discounted at %/year ($ millions)					Unit Value Discounted at 10%(1)
Before Income Taxes	0%	5%	10%	15%	20%	$/BOE
Proved Reserves
Developed Producing	16,159	16,628	14,783	13,083	11,700	20.05
Developed Non-Producing	8,022	6,003	4,673	3,754	3,093	22.10
Undeveloped	116,185	50,153	25,022	13,963	8,457	8.84
Proved Reserves	140,366	72,784	44,478	30,800	23,250	11.77
Probable Reserves	60,816	19,460	8,359	4,617	3,020	6.50
Proved plus Probable Reserves	201,182	92,244	52,837	35,417	26,270	10.43

	Discounted at %/year ($ millions)
After Income Taxes (2)	0%	5%	10%	15%	20%
Proved Reserves
Developed Producing	12,546	13,542	12,145	10,777	9,649
Developed Non-Producing	6,206	4,620	3,583	2,870	2,358
Undeveloped	89,403	38,270	18,874	10,389	6,189
Proved Reserves	108,155	56,432	34,602	24,036	18,196
Probable Reserves	46,823	14,913	6,397	3,537	2,317
Proved plus Probable Reserves	154,978	71,345	40,999	27,573	20,513

(1)	Unit values have been calculated using Company Interest After Royalties reserves.
(2)

Values are calculated by considering existing tax pools and tax circumstances for Cenovus and its subsidiaries in the consolidated evaluation of Cenovus’s oil and gas properties and taking into account current federal and provincial tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, please see the Corporation’s Consolidated Financial Statements and MD&A for the year ended December 31, 2019.

Total Future Net Revenue (undiscounted) as at December 31, 2019

(Forecast prices and costs ‑ $ millions)

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs(1)	Future Net Revenue Before Future Income Taxes	Future Income Taxes	Future Net Revenue After Future Income Taxes
Proved Reserves	321,806	86,842	57,910	29,866	6,822	140,366	32,211	108,155
Proved plus Probable Reserves	458,533	125,748	80,764	43,118	7,721	201,182	46,204	154,978

(1)	Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.

Future Net Revenue by Product Type as at December 31, 2019

(Forecast prices and costs)

Reserves Category	Product Types	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($ millions)	Unit Value Discounted at 10%/year(1) ($/BOE)
Proved Reserves	Bitumen(2)	43,290	12.27
	Light and Medium Oil(3)	263	16.35
	Conventional Natural Gas(4)	925	3.91
	Total	44,478	11.77
Proved plus	Bitumen(2)	50,792	10.91
Probable Reserves	Light and Medium Oil(3)	405	12.39
	Conventional Natural Gas(4)	1,640	4.33
	Total	52,837	10.43

(1)	Unit values have been calculated using Company Interest After Royalties reserves.
(2)	Includes heavy crude oil that is not material.
(3)	Includes solution gas and other byproducts.
(4)	Includes shale gas and other byproducts, but excludes solution gas.

Cenovus Energy Inc.2019 Annual Information Form

Additional Notes to Reserves Data Tables

•	The estimates of FNR presented do not represent fair market value.
•	FNR from reserves excludes cash flows related to Cenovus’s risk management activities.
•	For disclosure purposes, Cenovus has included heavy crude oil with bitumen and shale gas with conventional natural gas, as the reserves of heavy crude oil and shale gas are not material.
•

In accordance with NI 51‑101, NPV and FNR amounts presented include all of Cenovus’s existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

•	BOE estimates and tables may not sum due to rounding.

Definitions

1.	After Royalties means volumes after deduction of royalties and includes royalty interest reserves.
2.	Before Royalties means volumes before deduction of royalties and excludes royalty interest reserves.
3.	Company Interest means, in relation to production, reserves, resources and property, the interest (operating or non‑operating) held by Cenovus.
4.	Gross means: (a) in relation to wells, the total number of wells in which Cenovus has an interest; and (b) in relation to properties, the total acreage of properties in which Cenovus has an interest.
5.

Net means: (a) in relation to wells, the number of wells obtained by aggregating Cenovus’s working interest in each of its gross wells; and (b) in relation to Cenovus’s interest in a property, the total acreage in which it has an interest multiplied by its working interest.

6.

Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable, and are disclosed later in this AIF.

Reserves are classified according to the degree of certainty associated with the estimates:

•

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

•

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the reserves categories may be divided into developed and undeveloped categories:

•

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:

o

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

o

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

•

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Cenovus Energy Inc.2019 Annual Information Form

Pricing Assumptions

The forecast of prices, inflation and exchange rate provided in the table below is computed using the average of forecasts (“IQRE Average Forecast”) by McDaniel, GLJ and Sproule Associates Limited (“Sproule”) and is used to estimate FNR associated with the reserves disclosed herein. The IQRE Average Forecast is dated January 1, 2020. The inflation forecast was applied uniformly to prices beyond the forecast interval, and to all future costs. For historical prices realized during 2019, see “Production History and Per-Unit Results” in this AIF.

	Oil and Liquids				Natural Gas
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40 API (C$/bbl)	Western Canadian Select (C$/bbl)	Edmonton C5+ (C$/bbl)	AECO Gas Price (C$/MMBtu)	Inflation Rate (%/year)	Exchange Rate (US$/C$)
2020	61.00	72.64	57.57	76.83	2.04	0.0	0.760
2021	63.75	76.06	62.35	79.82	2.32	1.7	0.770
2022	66.18	78.35	64.33	82.30	2.62	2.0	0.785
2023	67.91	80.71	66.23	84.72	2.71	2.0	0.785
2024	69.48	82.64	67.96	86.71	2.81	2.0	0.785
2025	71.07	84.60	69.72	88.73	2.89	2.0	0.785
2026	72.68	86.57	71.49	90.77	2.96	2.0	0.785
2027	74.24	88.49	73.19	92.76	3.03	2.0	0.785
2028	75.73	90.31	74.80	94.65	3.10	2.0	0.785
2029	77.24	92.17	76.43	96.57	3.17	2.0	0.785
2030	78.79	94.01	77.96	98.53	3.24	2.0	0.785
2031+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.785

Future Development Costs

The following table outlines undiscounted future development costs deducted in the estimation of FNR for the years indicated:

Reserves Category ($ millions)	2020	2021	2022	2023	2024	Remainder	Total
Proved Reserves	587	839	884	1,197	1,164	25,195	29,866
Proved plus Probable Reserves	671	907	892	1,318	1,283	38,047	43,118

Cenovus believes that existing cash balances, internally generated cash flows, existing credit facility, management of its asset portfolio and access to capital markets will be sufficient to fund the Corporation’s future development costs. However, there can be no guarantee that the necessary funds will be available or that Cenovus will allocate funding to develop all of its reserves. Failure to develop those reserves would have a negative impact on the Corporation’s FNR.

The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. Cenovus does not believe that interest or other funding costs would make development of any property uneconomic.

Cenovus Energy Inc.2019 Annual Information Form

Reserves Reconciliation

The following tables provide a reconciliation of Company Interest Before Royalties reserves for bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas and shale gas for the year ended December 31, 2019, presented using forecast prices and costs.

Proved	Bitumen(1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(2) (Bcf)	Total (MMBOE)
As at December 31, 2018	4,831	12	72	1,513	5,167
Extensions and Improved Recovery	19	–	2	37	27
Discoveries	–	–	–	–	–
Technical Revisions	106	(1)	(5)	(113)	81
Economic Factors	–	–	(1)	(37)	(8)
Acquisitions	–	–	–	1	1
Dispositions	–	–	–	(1)	–
Production(3)	(130)	(2)	(8)	(158)	(165)
As at December 31, 2019	4,826	9	60	1,242	5,103

Probable	Bitumen(1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(2) (Bcf)	Total (MMBOE)
As at December 31, 2018	1,598	5	44	1,041	1,821
Extensions and Improved Recovery	(10)	3	5	83	12
Discoveries	–	–	–	–	–
Technical Revisions	6	–	(11)	(322)	(61)
Economic Factors	–	–	(1)	(21)	(4)
Acquisitions	–	–	–	3	–
Dispositions	–	–	–	(1)	–
Production(3)	–	–	–	–	–
As at December 31, 2019	1,594	8	37	783	1,768

Proved plus Probable	Bitumen(1) (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas(2) (Bcf)	Total (MMBOE)
As at December 31, 2018	6,429	17	116	2,554	6,988
Extensions and Improved Recovery	9	3	7	120	39
Discoveries	–	–	–	–	–
Technical Revisions	112	(1)	(16)	(435)	20
Economic Factors	–	–	(2)	(58)	(12)
Acquisitions	–	–	–	4	1
Dispositions	–	–	–	(2)	–
Production(3)	(130)	(2)	(8)	(158)	(165)
As at December 31, 2019	6,420	17	97	2,025	6,871

(1)	Includes heavy crude oil that is not material.
(2)	Includes shale gas that is not material.
(3)

Production used for the reserves reconciliation differs from publicly reported production. In accordance with NI 51‑101, Company Interest Before Royalties production used for the reserves reconciliation above includes Cenovus’s share of gas volumes provided to FCCL for steam generation, but does not include royalty interest production.

Bitumen proved reserves decreased by five million barrels as additions from improved performance in Oil Sands were more than offset by current year production;

Bitumen proved plus probable reserves decreased by nine million barrels as additions from improved performance in Oil Sands were more than offset by current year production;

Light and medium oil proved reserves decreased by three million barrels as minor additions were more than offset by technical revisions attributed to changes to the Deep Basin development plan, and current year production;

Light and medium oil proved plus probable reserves were unchanged as minor additions were offset by technical revisions attributed to changes to the Deep Basin development plan, and current year production;

NGLs proved and proved plus probable reserves decreased by 12 million barrels and 19 million barrels, respectively, as minor additions were more than offset by reductions due to technical revisions attributed to changes to the Deep Basin development plan, and current year production; and

Conventional natural gas proved and proved plus probable reserves decreased by 271 billion cubic feet and 529 billion cubic feet, respectively, as additions attributed to Deep Basin development were more than offset by reductions due to technical revisions attributed to changes to the Deep Basin development plan, and current year production.

Cenovus Energy Inc.2019 Annual Information Form

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated by the IQREs in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook. In general, undeveloped reserves are scheduled to be produced within the next one to 50 years.

The undeveloped tables presented here reflect the product type groups reported above, specifically, bitumen includes heavy crude oil and conventional natural gas includes shale gas.

Company Interest Proved Undeveloped – Before Royalties
	Bitumen(1) (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas(2) (Bcf)		Total (MMBOE)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
2017	2,051	3,928	1	1	33	33	449	449	2,159	4,036
2018	197	3,986	1	1	7	15	159	324	233	4,056
2019	37	3,827	–	1	2	10	30	208	43	3,873

(1)	Includes heavy crude oil that is not material.
(2)	Includes shale gas that is not material.

Company Interest Probable Undeveloped – Before Royalties
	Bitumen(1) (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas(2) (Bcf)		Total (MMBOE)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
2017	771	1,550	2	2	46	46	640	640	925	1,704
2018	30	1,502	2	2	15	25	365	619	108	1,632
2019	7	1,474	3	5	5	21	87	433	29	1,571

(1)	Includes heavy crude oil that is not material.
(2)	Includes shale gas that is not material.

Development of Proved and Probable Undeveloped Reserves

Bitumen

At the end of 2019, Cenovus had proved undeveloped bitumen reserves of 3,827 million barrels Before Royalties, or approximately 79 percent of the Corporation’s proved bitumen reserves. Of Cenovus’s 1,594 million barrels of probable bitumen reserves, 1,474 million barrels, or approximately 92 percent, are undeveloped. The evaluation of these reserves anticipates that the reserves will be recovered using SAGD, except for the heavy crude oil, which is not material.

Typical SAGD project development involves the initial installation of a steam generation facility, at a cost much greater than drilling a production/injection well pair, and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.

Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to have demonstrated to a high degree of certainty the presence of the bitumen in commercially recoverable volumes. McDaniel’s standard for sufficient drilling in the McMurray formation is a minimum of eight stratigraphic wells per section with 3D seismic, or 16 stratigraphic wells per section with no seismic. Additionally, all requisite legal and regulatory approvals must have been obtained, operator funding approvals must be in place, and a reasonable development timetable must be established. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam plant has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.

Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. McDaniel’s standard for probable reserves is a minimum of four stratigraphic wells per section. Reserves will be classified as probable if the number of wells drilled falls between the stratigraphic well requirements for proved reserves and for probable reserves, or if the reserves are located outside of an approved development plan area, but within an approved project area. If reserves lie outside the approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.

Development of the proved and probable Foster Creek and Christina Lake undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam when existing well pairs reach the end of their steam injection phase. Development and capital spending on the proved and probable undeveloped reserves at Narrows Lake continues with the project currently scheduled to be on stream before 2026. The forecast production of Cenovus’s proved and proved plus probable bitumen reserves, extends approximately 37 years and 41 years, respectively. Production of the current proved developed portion is estimated to take approximately 20 years.

Cenovus Energy Inc.2019 Annual Information Form

Light and Medium Oil, NGLs and Conventional Natural Gas

Cenovus’s Deep Basin Assets proved undeveloped and proved plus probable undeveloped reserves are approximately one percent and two percent of the Corporation’s proved and proved plus probable reserves, respectively. Cenovus plans to develop the Deep Basin proved and proved plus probable undeveloped reserves over the next five years and ten years, respectively.

Significant Factors or Uncertainties Affecting Reserves Data

The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, economic conditions, regulatory changes, and historical performance. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting reserves data, see the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF.

Other Oil and Gas Information

Oil and Gas Properties and Wells

The following tables summarize Cenovus’s interests in producing and non-producing wells, as at December 31, 2019:

	Oil		Gas		Total
Producing Wells	Gross	Net	Gross	Net	Gross	Net
Oil Sands(1)	547	547	154	154	701	701
Deep Basin(2)	581	347	3,903	2,722	4,484	3,069
Total	1,128	894	4,057	2,876	5,185	3,770

(1)	All producing Oil Sands wells are located in Alberta.
(2)	Includes 4,072 gross producing wells (2,751 net producing wells) located in Alberta; 412 gross producing wells (318 net producing wells) located in British Columbia.

	Oil			Gas	Total
Non-Producing Wells(1)	Gross	Net	Gross	Net	Gross	Net
Oil Sands(2)	177	177	194	194	371	371
Deep Basin(3)	245	178	579	493	824	671
Total	422	355	773	687	1,195	1,042

(1)

Non-producing wells include wells which are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells, or wells that have been abandoned.

(2)	All non-producing Oil Sands wells are located in Alberta.
(3)

Includes 785 gross non-producing wells (636 net non-producing wells) located in Alberta; 36 gross non-producing wells (32 net non-producing wells) located in British Columbia; three gross non-producing wells (three net non-producing wells) located in Saskatchewan.

Cenovus has no material properties with attributed reserves which are capable of producing, but which are not on production.

Exploration and Development Activity

The following tables summarize Cenovus’s gross participation and net interest in wells drilled in 2019(1):

	Oil Sands		Deep Basin		Total
Wells Drilled	Gross	Net	Gross	Net	Gross	Net
Oil	80	79	–	–	80	79
Gas	–	–	–	–	–	–
Dry & Abandoned	–	–	–	–	–	–
Total Canada	80	79	–	–	80	79

(1)	Oil Sands drilled eleven gross exploration wells (eleven net wells) in 2019. No exploration wells were drilled in Deep Basin in 2019.

During the year ended December 31, 2019, Oil Sands drilled 58 gross stratigraphic test wells (57 net wells). Deep Basin drilled no stratigraphic test wells.

During the year ended December 31, 2019, no service wells were drilled within Oil Sands and no service wells were drilled in Deep Basin.

SAGD well pairs are counted as a single oil producing well in the table above.

For all types of wells except stratigraphic test wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test wells, the calculation is based on the number of bottomhole locations.

Development activities were focused on sustaining bitumen production at Foster Creek and Christina Lake, and the production and re-risking resource potential of the Deep Basin properties.

Cenovus Energy Inc.2019 Annual Information Form

Properties With No Attributed Reserves

Cenovus has approximately 5.8 million gross acres (4.8 million net acres) of properties in Canada to which no reserves have been specifically attributed. For lands in which Cenovus holds multiple leases under the same surface area, both gross and net areas have been counted for each lease.

Cenovus has rights to explore, develop, and exploit approximately 117,738 net acres that could potentially expire by December 31, 2020, which relate entirely to Crown and freehold land.

Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. The Corporation regularly reviews the economic viability of these unproved properties on the basis of product pricing, capital availability and level of related infrastructure development. From this process, some properties are selected for future development activity while others are retained as inactive, sold, swapped or relinquished back to the mineral rights owner.

Additional Information Concerning Abandonment and Reclamation Costs

The estimated total future abandonment and reclamation costs for existing wells, facilities, and infrastructure is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard to Cenovus’s working interest and the estimated timing of the costs to be incurred in future periods. Cenovus has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.

Cenovus has estimated undiscounted and uninflated future abandonment and reclamation costs for its existing upstream assets of approximately $2,606 million (approximately $518 million, discounted at 10 percent) at December 31, 2019, of which the Corporation expects to pay between $120 million and $170 million in the next three financial years on a portion of the 10,239 net wells.

Of the undiscounted future abandonment and reclamation costs to be incurred over the life of Cenovus’s proved reserves, approximately $6.8 billion has been deducted in estimating the FNR, which represents the Corporation’s total existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.

Tax Horizon

In 2019, the Corporation was subject to relatively insignificant cash taxes. Based on projected future net earnings, the Corporation expects to pay relatively insignificant cash taxes on its 2020 earnings. This estimate could vary significantly if underlying assumptions change with respect to commodity prices, capital spending levels and acquisition and disposition transactions.

Costs Incurred

($ millions)	2019
Acquisitions
Unproved	4
Proved	5
Total Acquisitions	9
Exploration Costs	73
Development Costs	686
Total Costs Incurred	768

Forward Contracts

Cenovus may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. A description of such instruments is provided in the notes to the Corporation’s annual audited Consolidated Financial Statements for the year ended December 31, 2019.

Cenovus Energy Inc.2019 Annual Information Form

Production Estimates

The following table summarizes the 2020 estimated production of Company Interest Before Royalties reserves for all properties held on December 31, 2019 using forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of undeveloped reserves, and that there are no divestitures.

2020 Estimated Production Forecast Prices and Costs	Proved	Proved plus Probable
Bitumen (bbls/d)(1)(2)	393,170	403,146
Light and Medium Oil (bbls/d)	4,051	4,643
NGLs (bbls/d)	17,534	18,421
Conventional Natural Gas (MMcf/d)(3)	372	396
Total (BOE/d)	476,822	492,269
(1)

Includes Foster Creek production of 164,971 barrels per day for proved and 170,219 barrels per day for proved plus probable, and Christina Lake production of 226,244 barrels per day for proved and 230,241 barrels per day for proved plus probable.

(2)	Includes heavy crude oil that is not material.
(3)	Includes shale gas that is not material.

Production History and Per-Unit Results

	2019	Q4	Q3	Q2	Q1
Bitumen
Total Production (bbls/d)	354,257	374,132	354,595	344,973	342,980
Foster Creek	159,598	161,705	156,527	165,953	154,156
Christina Lake	194,659	212,427	198,068	179,020	188,824

Sales Price ($/bbl)	53.78	48.05	54.94	62.68	49.67
Royalties ($/bbl)	8.97	9.29	10.29	10.13	5.97
Transportation and blending ($/bbl)	8.94	10.73	9.93	8.07	6.76
Operating expenses ($/bbl)	8.15	8.06	6.90	8.70	9.06
Netback excluding realized risk management(1)	27.72	19.97	27.82	35.78	27.88
Light and Medium Oil
Total Production (bbls/d)	4,911	4,991	4,929	4,904	4,820

Sales Price ($/bbl)	65.70	64.48	68.53	69.71	59.90
Royalties ($/bbl)	10.54	10.84	5.98	16.37	9.00
Transportation and blending ($/bbl)	3.07	2.05	1.09	6.12	3.07
Operating expenses ($/bbl)	11.11	10.54	11.04	12.30	10.56
Netback excluding realized risk management(1)	40.98	41.05	50.42	34.92	37.27
Conventional Natural Gas(2)
Total Production (MMcf/d)	424	403	407	432	458

Sales Price ($/Mcf)	2.01	2.59	1.21	1.29	2.89
Royalties ($/Mcf)	0.02	0.04	(0.03)	(0.03)	0.09
Transportation and blending ($/Mcf)	0.32	0.33	0.32	0.30	0.33
Operating expenses ($/Mcf)	1.41	1.45	1.36	1.29	1.54
Production and mineral taxes ($/Mcf)	0.01	–	0.01	0.01	0.01
Netback excluding realized risk management(1)	0.25	0.77	(0.45)	(0.28)	0.92
NGLs
Total Production (bbls/d)	21,762	21,206	21,175	21,513	23,183

Sales Price ($/bbl)	26.36	27.22	22.16	27.36	28.53
Royalties ($/bbl)	0.90	0.93	(2.55)	2.27	2.81
Transportation and blending ($/bbl)	3.44	3.81	3.74	4.19	2.12
Operating expenses ($/bbl)	9.35	8.01	8.12	12.44	8.87
Netback excluding realized risk management(1)	12.67	14.47	12.85	8.46	14.73
(1)

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. This calculation is consistent with the definition found in the Canadian Oil and Gas Evaluation Handbook. The crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Netback does not have a standardized meaning as prescribed by IFRS and therefore is considered a non-GAAP measure. As such, it may not be comparable to similar measures presented by other issuers. This measure has been described and presented in this AIF in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations, and to comply with the requirements of NI 51‑101. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus’s most recent MD&A available at cenovus.com. For the reconciliation of the financial components of Netback to the GAAP measure and the sales volumes used in the calculations, see “Netback Reconciliations” in Appendix D.

(2)	Includes shale gas that is not material.

Cenovus Energy Inc.2019 Annual Information Form

Capital Expenditures, Acquisitions and Divestitures

Cenovus plans to invest between $1.3 billion and $1.5 billion in 2020, with approximately 70 percent targeted for sustaining capital primarily to maintain base production at its Foster Creek and Christina Lake operations. Cenovus also plans to advance potentially high-return projects to sanction-ready status to facilitate possible final investment decisions.

The following table summarizes Cenovus’s net capital investment for 2019 and 2018:

Net Capital Investment
($ millions)	2019	2018
Capital Investment
Oil Sands
Foster Creek	243	379
Christina Lake	362	445
Total	605	824
Other Oil Sands	101	63
	706	887
Deep Basin	53	211
Refining and Marketing	280	208
Corporate	137	57
Capital Investment	1,176	1,363
Acquisitions	13	341
Divestitures	(5)	(1,375)
Net Acquisition and Divestiture Activity	8	(1,034)
Net Capital Investment(1)	1,184	329

(1)	Includes expenditures on: property, plant and equipment; exploration and evaluation assets; and assets held for sale.

DIVIDENDS

The declaration of dividends is at the sole discretion of Cenovus’s Board and is considered each quarter. The Board has approved a first quarter dividend of $0.0625 per share payable on March 31, 2020 to holders of Common Shares of record as of March 13, 2020. Readers should also refer to the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF, for additional information.

Cenovus paid the following dividends over the last three years:

Dividends Paid
($ per share)	Year	Q4	Q3	Q2	Q1
2019	0.2125	0.0625	0.05	0.05	0.05
2018	0.20	0.05	0.05	0.05	0.05
2017	0.20	0.05	0.05	0.05	0.05

DESCRIPTION OF CAPITAL STRUCTURE

Cenovus is authorized to issue an unlimited number of Common Shares and First Preferred Shares and Second Preferred Shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding Common Shares. As at December 31, 2019, there were approximately 1,228.8 million Common Shares and no First or Second Preferred Shares outstanding.

Common Shares

The holders of Common Shares are entitled to: (i) receive dividends if, as and when declared by Cenovus’s Board; (ii) receive notice of, to attend, and to vote on the basis of one vote per Common Share held, at all meetings of shareholders; and (iii) participate in any distribution of the Corporation’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

Preferred Shares

Preferred Shares may be issued in one or more series. Cenovus's Board may determine the designation,

rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. Holders of Preferred Shares are not entitled to vote at any meeting of shareholders but may be entitled to vote if the Corporation fails to pay dividends on that series of Preferred Shares. The First Preferred Shares are entitled to priority over the Second Preferred Shares and the Common Shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus's affairs. The aggregate number of Preferred Shares issued by the Corporation may not exceed 20 percent of the aggregate number of Common Shares then outstanding.

Shareholder Rights Plan

Cenovus has a shareholder rights plan (the “Shareholder Rights Plan”) which was adopted in 2009 and creates a right that attaches to each issued Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Cenovus’s Common

Cenovus Energy Inc.2019 Annual Information Form

Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by the Corporation’s Board) and before certain expiration times, to acquire Common Shares at 50 percent of the market price at the time of exercise. The Shareholder Rights Plan was reconfirmed at the 2018 annual and special meeting of shareholders and must be reconfirmed by the Corporation’s shareholders every three years.

Dividend Reinvestment Plan

Cenovus has a dividend reinvestment plan which permits holders of Common Shares to automatically reinvest all or any portion of the cash dividends paid on their Common Shares in additional Common Shares. At the discretion of the Corporation, the additional Common Shares may be issued from treasury at the volume weighted average price of the Common Shares (denominated in the currency in which the Common Shares trade on the applicable stock exchange) traded on the Toronto Stock Exchange (“TSX”) during the last five trading days preceding the relevant dividend payment date or purchased on the market.

Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise options to purchase Common Shares. For more information with respect to options to purchase Common Shares (“Options”), and Common Shares issued upon the exercise of Options, see the “Share Capital” and “Stock-based Compensation Plans” Notes in Cenovus’s 2019 audited Consolidated Financial Statements.

Ratings

The following information relating to Cenovus’s credit ratings is provided as it relates to the Corporation’s financing costs and liquidity. Specifically, credit ratings affect Cenovus’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus’s debt by the Corporation’s rating agencies or a negative change in its ratings outlook could adversely affect Cenovus’s cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A, which section of the MD&A is incorporated by reference into this AIF, for further information.

The following table outlines the current ratings and outlooks of Cenovus’s debt:

	S&P Global Ratings (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)	Fitch Ratings Inc. (“Fitch”)
Senior Unsecured Long-Term Rating	BBB	Ba1	BBB	BBB-
Outlook/Trend	Stable	Positive	Stable	Stable

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency at any time in the future if, in its judgment, circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). Rating outlooks fall into five categories – “Positive”, “Negative”,

“Stable”, “Developing”, and “Not Meaningful”. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Stable” outlook indicates that a rating is not likely to change.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba by Moody’s is within the fifth highest of nine categories and is assigned to debt securities which are considered speculative and subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable”, and “Developing”. A designation of Positive indicates a higher likelihood of an upward rating change over the medium term.

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities

Cenovus Energy Inc.2019 Annual Information Form

rated. A rating of BBB by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality, with acceptable capacity for payment of financial obligations. Entities in the BBB category may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories ‑ “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB is within the fourth highest of 11 categories and is assigned to debt securities considered to be of good credit quality. BBB ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached or have not been sustained at a level that would trigger a rating action, but which may do so if such trends continue. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving.

Throughout the last three years, Cenovus has made payments to each of S&P, Moody’s, DBRS and Fitch related to the rating of the Corporation’s debt. Additionally, Cenovus has purchased products and services from S&P, Moody’s, DBRS and Fitch.

MARKET FOR SECURITIES

All of the outstanding Common Shares are listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”) under the symbol CVE. The following table outlines the share price trading range and volume of shares traded by month in 2019:

	TSX				NYSE
	Share Price Trading Range				Share Price Trading Range
	High(1)	Low(1)	Close(1)	Share Volume(2)	High(3)	Low(3)	Close(3)	Share Volume(4)
	($ per share)			(thousands)	(US$ per share)			(thousands)

January	10.93	9.19	10.26	183,614	8.26	6.75	7.79	78,719
February	12.24	9.62	12.06	143,100	9.32	7.24	9.16	92,538
March	12.40	10.68	11.60	157,486	9.27	7.96	8.68	89,288
April	14.26	11.75	13.28	203,845	10.60	8.82	9.91	124,443
May	13.30	10.85	11.08	153,196	9.92	8.04	8.19	99,274
June	12.09	10.29	11.55	128,923	9.16	7.68	8.82	78,261
July	12.82	11.36	12.27	110,604	9.76	8.66	9.28	79,411
August	12.22	10.75	11.62	121,102	9.25	8.07	8.73	67,405
September	14.31	11.24	12.43	154,563	10.82	8.42	9.38	86,810
October	12.60	10.64	11.22	127,123	9.48	8.01	8.49	90,882
November	12.56	11.25	11.74	104,530	9.49	8.56	8.89	53,165
December	13.36	11.33	13.20	122,516	10.24	8.52	10.15	60,890

(1)	As reported by the TSX.
(2)	As reported by all Canadian marketplaces. Source: Bloomberg.
(3)	As reported by the NYSE.
(4)	As reported by all U.S. marketplaces. Source: Bloomberg.

Cenovus Energy Inc.2019 Annual Information Form

DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following individuals are directors of Cenovus as at December 31, 2019, unless otherwise indicated.

Name and Residence	Director Since(1)	Principal Occupation During the Past Five Years

Susan F. Dabarno(2,4) Bracebridge, Ontario, Canada	2017 Independent

Ms. Dabarno is a director of Manulife Financial Corporation, a publicly traded insurance and financial services company, since March 2013. Ms. Dabarno has extensive wealth management and financial expertise and served as Executive Chair of Richardson Partners Financial Limited (“Richardson”), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer from June 2003 to October 2009. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc.

Patrick D. Daniel(6) Calgary, Alberta, Canada	2009 (Chair) Independent

Mr. Daniel has served as the Chair of Cenovus’s Board since April 2017. He is a director of Canadian Imperial Bank of Commerce. Mr. Daniel served as Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company from 2013 to 2018; a director of Capital Power Corporation, a publicly traded North American power producer from February 2015 to April 2018; and a director of Enbridge Inc. (“Enbridge”), a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as Chief Executive Officer from February 2012 to October 2012, as President & Chief Executive Officer from January 2001 to February 2012 and as a senior executive officer of Enbridge and its predecessor from 1994.

Jane E. Kinney(2,5) Toronto, Ontario, Canada	2019 Independent

Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company, since May 2019. Ms. Kinney spent 25 years with Deloitte LLP Canada (“Deloitte”) and was admitted to the Deloitte Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010. She has also served as a lecturer at the University of Manitoba, Dalhousie University and Saint Mary’s University.

Harold N. Kvisle(2,4) Calgary, Alberta, Canada	2018 Independent

Mr. Kvisle is a director, since May 2009, and Chairman of ARC Resources Ltd., a publicly traded oil and gas company; and a director, since June 2017, and Board Chair of Finning International Inc., a publicly traded heavy equipment company. He served as a director of Cona Resources Ltd. (“Cona”), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund. Mr. Kvisle served as President and Chief Executive Officer of Talisman Energy Inc. (“Talisman”), a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation (“TC Energy”), a publicly traded energy infrastructure company. Prior to joining TC Energy in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Cenovus Energy Inc.2019 Annual Information Form

Name and Residence	Director Since(1)	Principal Occupation During the Past Five Years

Steven F. Leer(3,4) Boca Grande, Florida, United States	2015 Independent

Mr. Leer is lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider, since 1999; and a director of Parsons Corporation, a publicly traded engineering, construction, technical, and management services firm, since April 2013. Mr. Leer served as a director and the non-executive Chairman of the Board of USG Corporation (“USG”), a publicly traded manufacturer and distributor of high performance building systems, from November 2016 to April 2019; he served as lead director of USG from January 2012 to November 2016, and as a director from June 2005 to January 2012. Mr. Leer also served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014 and served as a director of Arch Coal and its predecessor company from 1992 until April 2014. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012 and President from July 1992 to April 2006.

M. George Lewis (3,4) Toronto, Ontario, Canada	2019 Independent

Mr. Lewis is a director of Legal & General Group plc, a publicly traded global asset and risk management company, since November 2018; a director of AOG Group, a private European-based capital investment firm, since November 2018; and a director of the Ontario Teachers’ Pension Plan, since April 2019. Mr. Lewis is a former director of and Chair of the Audit and Risk Committee at Ontario Power Generation, a government-owned energy company, and Enbridge Income Fund Holdings Inc., which was acquired by Enbridge Inc. in November 2018. Prior to his retirement in 2016, Mr. Lewis held progressively more responsible positions with Royal Bank of Canada (“RBC”). He was appointed as a member of RBC’s Group Executive with responsibility for Wealth Management in 2007, adding Insurance in 2012.

Keith A. MacPhail(3,5) Calgary, Alberta, Canada	2018 Independent

Mr. MacPhail is a director, since November 1997, and Chairman of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd. (“Bonavista”), a publicly traded oil and gas company; a director and Chairman of NuVista Energy Ltd., a publicly traded oil and gas company, since July 2003; and serves on the board of directors of a private oil and gas service company. Mr. MacPhail served as Executive Chairman of Bonavista from 2012 to 2018; as Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista in 1997, Mr. MacPhail held progressively more responsible positions with Canadian Natural Resources Limited, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Richard J. Marcogliese(3,5) Alamo, California, United States	2016 Independent

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, since June 2011. As of January 1, 2020, Mr. Marcogliese was appointed as a director of Delek US Holdings, Inc., a publicly traded downstream energy company. He served as Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and served as Operations Advisor to the CEO of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard, from September 2012 to January 2016.

Cenovus Energy Inc.2019 Annual Information Form

Name and Residence	Director Since(1)	Principal Occupation During the Past Five Years

Claude Mongeau(2,5) Montreal, Quebec, Canada	2016 Independent

Mr. Mongeau is a director of The Toronto-Dominion Bank, an international financial institution, since March 2015; and a director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider, since September 2019. He served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He also served as a director of Canadian National Railway Company, a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with Canadian National Railway Company, he also served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009, and held various increasingly senior positions from the time he joined in 1994. Mr. Mongeau also served as a director of SNC‑Lavalin Group Inc. from August 2003 to May 2015.

Alexander J. Pourbaix(7) Calgary, Alberta, Canada	2017

Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017 and is a director of Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, since November 2019. He served as a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 to December 2019. Mr. Pourbaix served as Chief Operating Officer of TC Energy from October 2015 to April 2017. During his tenure with TC Energy, he also served as Executive Vice-President and President, Development from March 2014 to September 2015 and President, Energy & Oil Pipelines from July 2010 to February 2014, and held various increasingly senior positions from the time he joined TC Energy in 1994.

Wayne G. Thomson(2,5) Calgary, Alberta, Canada	2009 Independent

Mr. Thomson is Chairman of Inventys Thermal Technologies Inc. (“Inventys”), a private carbon capture technology company, since October 2015; Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves, since July 2009; and serves on the board of directors of one other private company. Mr. Thomson served as a director and Chairman of Maha Energy Inc., a publicly traded Swedish oil and gas company, from November 2014 to May 2019; a director of TVI Pacific Inc., a publicly traded international mining company, from May 2011 to June 2017; interim Executive Chairman of Inventys from May 2016 to February 2017; and as Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company, from November 2011 to August 2014 and as a director from November 2011 to March 2016.

Rhonda I. Zygocki(3,4) Friday Harbor, Washington, United States	2016 Independent

Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), a publicly traded integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety.

(1)	Directors were elected or appointed to Cenovus’s Board as follows:
•	Messrs. Daniel and Thomson first became members of Cenovus’s Board pursuant to the Arrangement;
•	Mr. Leer was first elected as a director of Cenovus’s Board at the annual and special meeting of shareholders held on April 29, 2015,
•	Ms. Zygocki and Mr. Marcogliese were first elected as directors of Cenovus’s Board at the annual meeting of shareholders held on April 27, 2016,
•	Mr. Mongeau was appointed as a director of Cenovus’s Board as of December 1, 2016;
•	Ms. Dabarno was first elected as a director of Cenovus’s Board at the annual meeting of shareholders held on April 26, 2017;
•	Mr. Pourbaix was appointed as President and Chief Executive Officer and a director of Cenovus’s Board as of November 6, 2017;
•	Messrs. Kvisle and MacPhail were first elected as directors of Cenovus’s Board at the annual meeting of shareholders held on April 25, 2018;
•	Ms. Kinney was elected as a director of Cenovus’s Board at the annual meeting of shareholders held on April 24, 2019; and
•	Mr. Lewis was appointed as a director of Cenovus’s Board as of July 24, 2019.

The term of each of the directors is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

(2)	Member of the Audit Committee.
(3)	Member of the Human Resources and Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)

Member of the Safety, Environment, Responsibility and Reserves Committee. (The Reserves Committee was dissolved as of April 24, 2019 and its mandate and responsibilities were transferred to the Safety, Environment and Responsibility Committee, which subsequently changed its name to the Safety, Environment, Responsibility and Reserves Committee.)

(6)

Ex officio, by standing invitation, non‑voting member of all other committees of the Board. As an ex officio non‑voting member, Mr. Daniel attends as his schedule permits and may vote when necessary to achieve a quorum.

(7)	As an officer and a non‑independent director, Mr. Pourbaix is not a member of any of the committees of the Board.

Cenovus Energy Inc.2019 Annual Information Form

Executive Officers

The following individuals served as executive officers of Cenovus as at December 31, 2019, unless otherwise indicated.

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Alexander J. Pourbaix Calgary, Alberta, Canada	President & Chief Executive Officer Mr. Pourbaix’s biographical information is included under “Directors”.

Jonathan M. McKenzie Calgary, Alberta, Canada

Executive Vice-President & Chief Financial Officer

Mr. McKenzie has been Executive Vice-President & Chief Financial Officer of Cenovus since May 1, 2018. From April 2015 to April 2018, Mr. McKenzie was Chief Financial Officer of Husky Energy Inc. From April 2011 to April 2015, Mr. McKenzie was Chief Financial Officer and Chief Commercial Officer of Irving Oil Ltd. From March 2009 to May 2011, Mr. McKenzie was Vice-President and Controller of Suncor Energy Inc.

Harbir S. Chhina Calgary, Alberta, Canada

Executive Vice-President & Chief Technology Officer

Mr. Chhina became Executive Vice-President & Chief Technology Officer on April 25, 2017. From September 2015 to April 2017, Mr. Chhina was Executive Vice‑President, Oil Sands Development; from December 2010 to August 2015, Mr. Chhina was Executive Vice-President, Oil Sands; and from November 2009 to November 2010, Mr. Chhina was Executive Vice-President, Enhanced Oil Development & New Resource Plays of Cenovus.

Keith A. Chiasson Calgary, Alberta, Canada

Executive Vice-President, Downstream

Mr. Chiasson became Executive Vice-President, Downstream on March 1, 2019. From December 2017 to February 2019, Mr. Chiasson was Senior Vice-President, Downstream. From May 2017 to December 2017, Mr. Chiasson was Vice-President, Oil Sands Production Operations; and from July 2016 to May 2017, Mr. Chiasson was Vice-President, Operations of Cenovus. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources. From September 2013 to April 2016, Mr. Chiasson was U.S. Operations Manager for ExxonMobil. From January 2012 to September 2013, Mr. Chiasson was Planning and Business Analysis Manager for ExxonMobil Production Company.

Alan C. Reid Calgary, Alberta, Canada

Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel

Mr. Reid became Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel on December 14, 2017. From December 2015 to December 2017, Mr. Reid was Executive Vice-President, Environment, Corporate Affairs & Legal and General Counsel; from September 2015 to November 2015, Mr. Reid was Executive Vice-President, Environment, Corporate Affairs & Legal; from January 2014 to August 2015, Mr. Reid was Senior Vice‑President, Christina Lake & Narrows Lake; from January 2012 to January 2014, Mr. Reid was Cenovus’s Senior Vice-President, Christina Lake; and from November 2009 to January 2012, Mr. Reid was Vice-President, Regulatory, Health & Safety of Cenovus.

Norrie C. Ramsay Calgary, Alberta, Canada

Executive Vice-President, Upstream

Dr. Ramsay became Executive Vice-President of Cenovus on December 1, 2019 and was appointed Executive Vice-President, Upstream effective January 1, 2020. From June 2019 to November 2019, Dr. Ramsay was Senior Vice-President, Projects at TC Energy and from August 2014 to May 2019, Dr. Ramsay was Senior Vice-President, Technical Centre & Projects at TC Energy. From May 2010 to July 2014, Dr. Ramsay was Global Vice-President, Projects & Engineering at Talisman Energy Inc.

Karamjit S. Sandhar Calgary, Alberta, Canada

Senior Vice-President, Deep Basin

Mr. Sandhar was appointed Senior Vice-President, Deep Basin effective January 1, 2020. From December 2017 to December 2019, Mr. Sandhar was Senior Vice-President, Strategy & Corporate Development. From July 2016 until December 2017, Mr. Sandhar was Vice-President, Investor Relations & Corporate Development; from May 2016 to July 2016, Mr. Sandhar was Vice‑President, Investor Relations; from May 2015 to May 2016, Mr. Sandhar was Director, Investor Relations; and from April 2013 to May 2015 Mr. Sandhar was Principal, Portfolio Management.

Cenovus Energy Inc.2019 Annual Information Form

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Sarah J. Walters Calgary, Alberta, Canada

Senior Vice-President, Corporate Services

Mrs. Walters became Senior Vice-President, Corporate Services on December 14, 2017. From January 2017 until December 2017, Mrs. Walters was Vice-President, Human Resources; from September 2015 to December 2016, Mrs. Walters was Vice-President, Organization & People; from March 2014 to August 2015, Mrs. Walters was Vice-President HR Business Partners & Organizational Design; from July 2013 to February 2014, Mrs. Walters was Vice‑President, HR Business Partners; and from March 2013 to July 2013, Mrs. Walters was Vice-President, HR Advisory of Cenovus. Prior to joining Cenovus in March 2013, Mrs. Walters was Vice-President HR, International Operations West at Talisman Energy Inc.

J. Drew Zieglgansberger Calgary, Alberta, Canada

Executive Vice-President, Strategy & Corporate Development

Mr. Zieglgansberger was appointed Executive Vice-President, Strategy & Corporate Development effective January 1, 2020. From January 2018 to December 2019, Mr. Zieglgansberger was Executive Vice-President, Upstream; from April 2017 to January 2018, Mr. Zieglgansberger was Executive Vice-President, Deep Basin; from September 2015 to April 2017, Mr. Zieglgansberger was Executive Vice-President, Oil Sands Manufacturing; from June 2015 to August 2015, Mr. Zieglgansberger was Executive Vice-President, Operations Shared Services; from June 2012 to May 2015, Mr. Zieglgansberger was Senior Vice-President, Operations Shared Services; from January 2012 to May 2012, Mr. Zieglgansberger was Senior Vice-President, Regulatory, Local Community & Military; and from December 2010 to January 2012, Mr. Zieglgansberger was Senior Vice-President, Christina Lake of Cenovus.

As of December 31, 2019, all of Cenovus’s directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, 2,234,156 Common Shares or approximately 0.18 percent of the number of Common Shares that were outstanding as of such date.

Investors should be aware that some of Cenovus’s directors and officers are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Cenovus.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, none of its current directors or executive officers are, as at the date of this AIF, or have been, within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “Order”) and that was issued while that director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the Corporation’s knowledge, none of its directors or executive officers:

(a)

is, as at the date of this AIF, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the Corporation’s knowledge, none of its directors or executive officers has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Cenovus Energy Inc.2019 Annual Information Form

AUDIT COMMITTEE

The Audit Committee mandate is included as Appendix C to this AIF.

Composition of the Audit Committee

The Audit Committee consists of five members, each of whom is independent and financially literate in accordance with National Instrument 52-110 Audit Committees. The Board has determined that each of the following members of Cenovus’s Audit Committee qualifies as an “audit committee financial expert”, as that term is defined under U.S. securities legislation: Claude Mongeau, Susan F. Dabarno, Jane E. Kinney and Wayne G. Thomson. The education and experience of each of the members of the Audit Committee relevant to the performance of the responsibilities as an Audit Committee member is outlined below.

Claude Mongeau (Audit Committee Chair)

Mr. Mongeau holds a Masters of Business Administration degree from McGill University and has received honorary doctorate degrees from St. Mary’s and Windsor University. He is a director of The Toronto-Dominion Bank, an international financial institution, and Norfolk Southern Corporation, a publicly traded rail transportation provider. He served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He served as a director of Canadian National Railway Company, a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with Canadian National Railway Company, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined Canadian National Railway Company in 1994 he held the titles of Senior Vice-President and Chief Financial Officer, Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development.

Susan F. Dabarno

Ms. Dabarno is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Class II Diploma from McGill University. She has extensive wealth management and financial expertise gained from her many years of experience building and leading some of the largest wealth management platforms in Canada. Ms. Dabarno served as Executive Chairman of Richardson Partners Financial Limited (“Richardson”), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer of Richardson from June 2003 to October 2009, during which time she was responsible for leading the firm’s growth strategy. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc., and prior to that she held various increasingly senior roles with Canada Trust and later Midland Walwyn Inc., until it was acquired by Merrill Lynch in 1999. In each of these positions, Ms.

Dabarno was progressively responsible for personal investment management, private equity and alternative investment strategies, while adhering to strict regulatory requirements and governance protocols applied to the industry.

Jane E. Kinney

Ms. Kinney is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Mathematics degree from the University of Waterloo. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations.

Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company. She spent 25 years with Deloitte, and was admitted to the Deloitte Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010.

Harold N. Kvisle

Mr. Kvisle holds a Bachelor of Science in Engineering degree from the University of Alberta, a Masters in Business Administration degree from the University of Calgary and an Honorary Bachelor of Arts from Mount Royal University.

Mr. Kvisle is a director and Chairman of ARC Resources Ltd., a publicly traded oil and gas company and is a director and Board Chair of Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle served as President and Chief Executive Officer of Talisman, a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy, a publicly traded pipeline and power company. Prior to joining TC Energy in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He also served as a director of Cona Resources Ltd., a publicly traded heavy oil company, from November 2011 to May 2018.

Cenovus Energy Inc.2019 Annual Information Form

Wayne G. Thomson

Mr. Thomson holds a Bachelor of Science of Mechanical Engineering degree (University of Manitoba) and is a professional engineer. He is Chairman of Inventys Thermal Technologies Inc. (“Inventys”). He has also served as Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves, since 2009. Mr. Thomson served as a director and Chairman of Maha Energy Inc., a publicly traded Swedish oil and gas company from November 2014 to May 2019; a director of TVI Pacific Inc. from May 2011 to June 2017; as interim Executive Chairman of Inventys from May 2016 to February 2017; and as Chief Executive Officer of Iskander Energy Corp (“Iskander”) from November 2011 to August 2014 and as director of Iskander from November 2011 to March 2016.

The above list does not include Patrick D. Daniel who is, by standing invitation as Chair of the Board, an ex officio member of Cenovus’s Audit Committee.

Pre-Approval Policies and Procedures

Cenovus has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP, the Corporation’s auditor. Subject to the Audit Committee’s discretion, the budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee. The list of permitted services is sufficiently detailed to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the following paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). Any required determination about the Chair’s unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.

The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that have been pre-approved pursuant to Delegated Authority: (i) may not exceed $200,000, in the case of pre-approvals granted by the Chair of the Audit Committee; and (ii) may not exceed $50,000, in the case of pre-approvals granted by any other member of the Audit Committee.

All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

External Auditor Service Fees

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2019 and 2018:

($ thousands)	2019	2018
Audit Fees(1)	2,938	2,885
Audit-Related Fees(2)	226	344
Tax Fees(3)	2	3
All Other Fees(4)	284	21
Total	3,450	3,253

(1)

Audit Fees consist of the aggregate fees billed for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus’s prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in Audit-Related Fees.

(3)	Tax Fees consist of the aggregate fees billed for tax compliance and tax advice.
(4)

All Other Fees include fees billed for the review of Extractive Sector Transparency Measures Act filings, advisory services around Enterprise Resource Planning and the Corporation’s Innovation Processes.

Cenovus Energy Inc.2019 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the year ended December 31, 2019, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 percent of Cenovus’s current assets and it is not aware of any such legal proceedings that are contemplated.

During the year ended December 31, 2019, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Corporation’s directors or executive officers or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of Cenovus’s outstanding voting securities, of which there are none that the Corporation is aware, or any associate or affiliate of any of the foregoing persons or companies, in each case, as at the date of this AIF, has or has had any material interest, direct or indirect, in any past transaction within the three most recently completed financial years or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

TRANSFER AGENTS AND REGISTRARS

In Canada:	In the United States:
Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON M5J 2Y1 Canada	Computershare Trust Company NA 250 Royall St. Canton, MA 02021 U.S.
Tel: 1-866-332-8898 Website: www.investorcentre.com/cenovus

MATERIAL CONTRACTS

Other than as set forth below, during the year ended December 31, 2019, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to the business, other than contracts entered into in the ordinary course of business.

On March 29, 2017, Cenovus entered into a purchase and sale agreement (the “Acquisition Agreement”) with ConocoPhillips to acquire: (i) ConocoPhillips’ 50 percent interest (the “FCCL Interest”) (being the remaining 50 percent interest that Cenovus did not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta (the “FCCL Assets”), and (ii) the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas and other operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (the “Deep Basin Assets”). The FCCL Interest and the Deep Basin Assets were acquired by Cenovus for total consideration of $17.6 billion, comprised of $15.0 billion cash, and 208 million Common Shares. Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date of the Acquisition for quarters in which the average WCS crude oil price exceeds $52 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52 per barrel. There are no maximum payment terms. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment.

At closing of the Acquisition, Cenovus and ConocoPhillips entered into a registration rights agreement (“Registration Rights Agreement”) and an investor agreement (“Investor Agreement”), which, among other things, restricted ConocoPhillips from selling or hedging its Common Shares until November 17, 2017. In addition, the Registration Rights Agreement provides ConocoPhillips with certain rights to facilitate the sale of its Common Shares, including the right to require Cenovus to qualify the distribution of the Common Shares held by ConocoPhillips and the right to piggy-back on an offering of Common Shares by Cenovus. The Investor Agreement places certain restrictions on ConocoPhillips, including from nominating new members to Cenovus’s board of directors and by requiring ConocoPhillips to vote its Common Shares in accordance with management recommendations or abstain from voting. The Registration Rights Agreement and the Investor Agreement will terminate when ConocoPhillips owns 3.5 percent or less of the then outstanding Common Shares.

A copy of the Acquisition Agreement, which includes the forms of the Contingent Payment Agreement, Registration Rights Agreement and Investor Agreement, in redacted form, was filed on SEDAR on April 5, 2017, and a copy of

Cenovus Energy Inc.2019 Annual Information Form

the amendment to the Acquisition Agreement was filed on SEDAR on May 17, 2017, each of which may be viewed under Cenovus’s profile at sedar.com.

Particulars for each of the Arrangement Agreement and the Separation Agreement (previously filed material contracts that are still in effect) are defined and described in the section entitled “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A, and such section of the MD&A is incorporated by reference into this AIF.

INTERESTS OF EXPERTS

The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 11, 2020 in respect of Cenovus’s Consolidated Financial Statements which comprise the Consolidated Balance Sheets as at December 31, 2019 and December 31, 2018 and the Consolidated Statements of Earnings, Comprehensive Income, Shareholders’ Equity and Cash Flows for the years ended December 31, 2019, 2018, and 2017 and Cenovus’s internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

Information relating to reserves in this AIF has been calculated by McDaniel and GLJ as independent qualified reserves evaluators. The partners, employees or consultants of each of McDaniel and GLJ, in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of the Corporation’s outstanding securities.

ADDITIONAL INFORMATION

Additional information relating to Cenovus is available on SEDAR at sedar.com and EDGAR at sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cenovus’s securities, and securities authorized for issuance under its equity-based compensation plans, is included in the Corporation’s management information circular for its most recent annual meeting of shareholders.

Additional financial information can be found in Cenovus’s audited annual Consolidated Financial Statements and MD&A for the year ended December 31, 2019.

As a Canadian corporation listed on the NYSE, Cenovus is not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on Cenovus’s website at cenovus.com, it is in compliance with the NYSE corporate governance standards in all significant respects.

ACCOUNTING MATTERS

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “C$” or to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information contained in this AIF is dated as at December 31, 2019 unless otherwise indicated. Numbers presented are rounded to the nearest whole number and tables may not add due to rounding.

Unless otherwise indicated, all financial information included in this AIF has been prepared in accordance with International Financial Reporting Standards, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

ABBREVIATIONS AND CONVERSIONS

Crude Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	AECO	Alberta Energy Company
bbls/d	barrels per day	Bcf	billion cubic feet
Mbbls/d	thousand barrels per day	Mcf	thousand cubic feet
MMbbls	million barrels	MMcf	million cubic feet
NGLs	natural gas liquids	MMcf/d	million cubic feet per day
BOE	barrel of oil equivalent	MMBtu	million British thermal units
BOE/d	barrels of oil equivalent per day
MMBOE	million barrels of oil equivalent
WTI	West Texas Intermediate
WCS	Western Canadian Select

In this AIF, certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Cenovus Energy Inc.2019 Annual Information Form

APPENDIX A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the Board of Directors of Cenovus Energy Inc. (the “Corporation”):

1.

We have evaluated the Corporation’s reserves data as at December 31, 2019. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2019, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Evaluated Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) $ millions

McDaniel & Associates Consultants Ltd.	December 31, 2019	Canada	$50,710

GLJ Petroleum Consultants Ltd.	December 31, 2019	Canada	$2,127

			$52,837

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.
7.	We have no responsibility to update our reports referred to in paragraph five for events and circumstances occurring after their respective effective dates.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

/s/ Brian R. Hamm	/s/ Jodi L. Anhorn
Brian R. Hamm, P. Eng. President & CEO McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	Jodi L. Anhorn, P. Eng. President and Chief Executive Officer GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada

February 11, 2020

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APPENDIX B

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of Cenovus Energy Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. A report from the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Safety, Environment, Responsibility and Reserves Committee of the Board of Directors of the Corporation has:

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;
(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)	reviewed the reserves data with management and each of the independent qualified reserves evaluators.

The Board of Directors of the Corporation has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Safety, Environment, Responsibility and Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Alexander J. Pourbaix	/s/ Jonathan M. McKenzie
Alexander J. Pourbaix President & Chief Executive Officer	Jonathan M. McKenzie Executive Vice-President & Chief Financial Officer
/s/ Patrick D. Daniel	/s/ Wayne G. Thomson
Patrick D. Daniel Director and Chair of the Board	Wayne G. Thomson Director and Chair of the Safety, Environment, Responsibility and Reserves Committee

February 11, 2020

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APPENDIX C

AUDIT COMMITTEE MANDATE

PURPOSE

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) appointed to assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

•

Oversee and monitor the effectiveness and integrity of the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance.

•	Oversee audits of the Corporation’s financial statements.
•	Review and evaluate the Corporation’s risk management framework and related processes including the supporting guidelines and practice documents.
•	Review and approve management’s identification of principal financial risks and monitor the process to manage such risks.
•	Oversee and monitor the Corporation’s compliance with legal and regulatory requirements.
•	Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing group.
•	Provide an avenue of communication among the external auditors, management, the internal auditing group, and the Board.
•	Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

CONSTITUTION, COMPOSITION AND DEFINITIONS

1.Reporting

The Committee shall report to the Board.

2.Composition

The Committee shall consist of not less than three and not more than eight directors as determined by the Board, all of whom shall qualify as independent directors pursuant to National Instrument 52‑110 Audit Committees (as implemented by the Canadian Securities Administrators (“CSA”) and as amended from time to time) (“NI 52‑110”).

All members of the Committee shall be financially literate, as defined in NI 52‑110, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•	An understanding of accounting principles and financial statements;
•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and

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complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;
•	An understanding of internal controls and procedures for financial reporting; and
•	An understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an “affiliated person” (as such term is defined in the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules, if any, adopted by the U.S. Securities and Exchange Commission (“SEC”) thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an Audit Committee member receives from the Corporation.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chair shall be a non-voting member of the Committee. See “Quorum” for further details.

3.Appointment of Committee Members

Committee members shall be appointed by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

4.Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

5.Chair

The Nominating and Corporate Governance Committee will recommend for approval to the Board an independent Director to act as Chair of the Committee. The Board shall appoint the Chair of the Committee.

If unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.

6.Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee. The Secretary shall keep minutes of the meetings of the Committee.

7.Meetings

The Committee shall meet at least quarterly. The Chair of the Committee may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chair of the Committee, be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

The Committee shall meet without the presence of management on a regular basis, to facilitate additional open and candid discussion among independent directors.

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8.Notice of Meeting

Notice of the time and place of each Committee meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

9.Quorum

A majority of Committee members, present in person, by video conference, by telephone, or by a combination thereof, shall constitute a quorum. In addition, if an ex officio, non-voting member’s presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.

10.Attendance at Meetings

The Chief Executive Officer, the Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee’s meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chair or by a majority of the members of the Committee.

11.Minutes

Minutes of each Committee meeting should be succinct yet comprehensive in describing substantive issues discussed by the Committee. However, they should clearly identify those items of responsibilities scheduled by the Committee for the meeting that have been discharged by the Committee and those items of responsibilities that are outstanding.

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors. The full Board of Directors shall be kept informed of the Committee’s activities by a report following each Committee meeting.

RESPONSIBILITIES

In carrying out its mandate, the Committee is expected to:

12.Review Procedures

(a)

Review and update the Committee’s mandate annually, or sooner if the Committee deems it appropriate to do so. Review the summary of the Committee’s composition and responsibilities in the Corporation’s annual report, annual information form or other public disclosure documentation.

(b)

Review the summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation’s annual report and Annual Information Form filed with the CSA and the SEC.

13.Annual Financial Statements

(a)

Discuss and review with management and the external auditors the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents prior to their filing or distribution. Such review shall include:

(i)

The annual financial statements and related notes including significant issues regarding accounting principles, practices and significant management estimates and judgments, including any significant changes in the Corporation’s selection or application of accounting

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principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.
(ii)	Management’s Discussion and Analysis.
(iii)	The use of off-balance sheet financing including management’s risk assessment and adequacy of disclosure.
(iv)	The external auditors’ audit examination of the financial statements and their report thereon.
(v)	Any significant changes required in the external auditors’ audit plan.
(vi)

Any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information.

(vii)	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

(b)	Review and formally recommend approval to the Board of the Corporation’s:

(i)	Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:
i.	The accounting policies of the Corporation and any changes thereto.
ii.	The effect of significant judgments, accruals and estimates.
iii.	The manner of presentation of significant accounting items.
iv.	The consistency of disclosure.
(ii)	Management’s Discussion and Analysis.
(iii)	Annual Information Form as to financial information.
(iv)	All prospectuses and information circulars as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.

14.Quarterly Financial Statements

(a)	Review with management and the external auditors and either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board the Corporation’s:

(i)	Quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis.
(ii)	Any significant changes to the Corporation’s accounting principles.
(b)	Review quarterly unaudited financial statements prior to their distribution of any subsidiary of the Corporation with public securities.

15.Other Financial Filings and Public Documents

Review and discuss with management financial information, including earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the CSA or SEC or press releases related thereto, and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities.

16.Internal Control Environment

(a)

Receive and review from management, the external auditors and the internal auditors an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.

(b)	Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

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(c)

Review in consultation with the internal auditors and the external auditors the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

(d)

Review with the Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.

(e)	Review significant findings prepared by the external auditors and the internal auditing department together with management’s responses.

17.Risk Oversight

Review and evaluate the Corporation’s risk management framework and related processes including the supporting guidelines and practice documents.

18.Other Review Items

(a)

Review the process for the certification of the interim and annual financial statements by the Chief Executive Officer and Chief Financial Officer, and the certifications made by the Chief Executive Officer and Chief Financial Officer.

(b)

Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.

(c)	Review all related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.

(d)

Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation’s monitoring of compliance with each of the Corporation’s published codes of business conduct and applicable legal requirements.

(e)

Review legal and regulatory matters, including correspondence with and reports received from regulators and government agencies, that may have a material impact on the interim or annual financial statements and related corporate compliance policies and programs. Members from the Legal and Tax groups should be at the meeting in person to deliver their respective reports.

(f)

Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.

(g)	Ensure that the Corporation’s presentation of hydrocarbon reserves has been reviewed with the Safety, Environment, Responsibility and Reserves Committee of the Board.

(h)	Review management’s processes in place to prevent and detect fraud.

(i)	Review:

(i)

procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls, or auditing matters; and

(ii)	a summary of any significant investigations regarding such matters.

(j)	Meet on a periodic basis separately with management.

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19.External Auditors

(a)

Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.

(b)

Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair of the Committee or by a majority of the members of the Committee.

(c)	Review and discuss a report from the external auditors at least quarterly regarding:

(i)	All critical accounting policies and practices to be used;
(ii)

All alternative treatments within accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)	Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

(d)	Obtain and review a report from the external auditors at least annually regarding:

(i)	The external auditors’ internal quality-control procedures.
(ii)

Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.

(iii)	To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.

(e)

Review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.

(f)	Review and evaluate annually:

(i)

The external auditors’ and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board of Directors regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors.

(ii)	The terms of engagement of the external auditors together with their proposed fees.
(iii)	External audit plans and results.
(iv)	Any other related audit engagement matters.
(v)	The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.
(vi)	Review the Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for Cenovus.
(vii)	Review any reports issued by CPAB regarding the audit of Cenovus.

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(g)

Conduct periodically a comprehensive review of the external auditor, with the outcome intended to assist the Committee to identify potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.

(h)

Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 19.(c) through (f), evaluate the external auditors’ qualifications, performance and independence, including whether or not the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present to the Board its conclusions in this respect.

(i)

Review the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

(j)	Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.

(k)	Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.

(l)	Consider and review with the external auditors, management and the head of internal audit:

(i)	Significant findings during the year and management’s responses and follow-up thereto.
(ii)	Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.
(iii)	Any significant disagreements between the external auditors or internal auditors and management.
(iv)	Any changes required in the planned scope of their audit plan.
(v)	The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.
(vi)	The internal audit department mandate.
(vii)	Internal audit’s compliance with the Institute of Internal Auditors’ standards.

20.Internal Audit Group and Independence

(a)	Meet on a periodic basis separately with the head of internal audit.

(b)	Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.

(c)	Confirm and assure, annually, the independence of the internal audit group.

21.Approval of Audit and Non-Audit Services

(a)

Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable CSA and SEC legislation and regulations, which services are approved by the Committee prior to the completion of the audit).

(b)	Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

(c)

If the pre-approvals contemplated in paragraphs 21.(a) and (b) are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

(d)

Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 21.(a) through (c). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

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(e)

Establish policies and procedures for the pre-approvals described in paragraphs 21.(a) and (b) so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation to management of the Committee’s responsibilities under the Exchange Act or applicable CSA and SEC legislation and regulations.

22.Other Matters

(a)	Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

(b)	Upon a majority vote of the Committee outside resources may be engaged where and if deemed advisable.

(c)	Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

(d)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties.

(e)

Determine the appropriate funding for payment by the Corporation (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee, and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(f)

Obtain assurance from the external auditors that no disclosure to the Committee is required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the external auditors.

(g)

Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Nominating and Corporate Governance Committee for consideration and, if appropriate, recommendation to the Board for approval.

(h)	Consider for implementation any recommendations of the Nominating and Corporate Governance Committee of the Board with respect to the Committee’s effectiveness, structure, processes or mandate.

(i)	Perform such other functions as required by law, the Corporation’s by-laws or the Board of Directors.

(j)	Consider any other matters referred to it by the Board of Directors.

The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board.

Revised Effective: February 11, 2020

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APPENDIX D

NETBACK RECONCILIATIONS

Netback is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring operating performance on a per-unit basis. Netback is defined as gross sales less royalties, transportation and blending, operating expenses and production and mineral taxes divided by sales volumes. Netbacks do not reflect non-cash write-downs of product inventory until the inventory is sold. Netbacks reflect Cenovus’s margin on a per-barrel basis of unblended bitumen and crude oil. As such, the bitumen and crude oil sales price, transportation and blending costs, and sales volumes exclude the impact of purchased condensate. Condensate is blended with the bitumen and heavy crude oil to reduce its thickness in order to transport it to market. Our Netback calculation is aligned with the definition found in the Canadian Oil and Gas Evaluation Handbook.

The following tables provide a reconciliation of the financial components comprising Netbacks (in millions of dollars) to the nearest GAAP measure found in the annual and interim consolidated financial statements.

Year ended December 31, 2019

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Total Upstream

Revenues
Gross Sales	10,838	691	11,529
Less: Royalties	1,143	29	1,172
	9,695	662	10,357
Expenses
Transportation and Blending	5,152	82	5,234
Operating	1,039	337	1,376
Production and Mineral Taxes	–	1	1
Netback	3,504	242	3,746
(Gain) Loss on Risk Management	23	–	23
Operating Margin	3,481	242	3,723

	Basis of Netback Calculation				Adjustments		Per Above Table
	Bitumen	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	6,806	118	209	311	4,021	64	11,529
Royalties	1,136	19	7	3	–	7	1,172
Transportation and Blending	1,132	5	27	50	4,021	(1)	5,234
Operating	1,031	19	74	219	–	33	1,376
Production and Mineral Taxes	–	–	–	1	–	–	1
Netback	3,507	75	101	38	–	25	3,746
(Gain) Loss on Risk Management							23
Operating Margin							3,723

(1)	Found in Note 1 of the Consolidated Financial Statements.

D1

Cenovus Energy Inc.2019 Annual Information Form

Three months ended December 31, 2019

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Total Upstream

Revenues
Gross Sales	2,659	190	2,849
Less: Royalties	316	9	325
	2,343	181	2,524
Expenses
Transportation and Blending	1,416	20	1,436
Operating	268	80	348
Netback	659	81	740
(Gain) Loss on Risk Management	(15)	–	(15)
Operating Margin	674	81	755

	Basis of Netback Calculation				Adjustments		Per Above Table
	Bitumen	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	1,597	30	53	96	1,060	13	2,849
Royalties	309	5	2	2	–	7	325
Transportation and Blending	356	1	7	13	1,060	(1)	1,436
Operating	268	5	16	53	–	6	348
Netback	664	19	28	28	–	1	740
(Gain) Loss on Risk Management							(15)
Operating Margin							755

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.

Three months ended September 30, 2019

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Total Upstream

Revenues
Gross Sales	2,722	131	2,853
Less: Royalties	336	(4)	332
	2,386	135	2,521
Expenses
Transportation and Blending	1,249	20	1,269
Operating	227	77	304
Production and Mineral Taxes	–	1	1
Netback	910	37	947
(Gain) Loss on Risk Management	(7)	–	(7)
Operating Margin	917	37	954

	Basis of Netback Calculation				Adjustments		Per Above Table
	Bitumen	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	1,796	31	43	45	924	14	2,853
Royalties	336	3	(5)	(2)	–	–	332
Transportation and Blending	325	1	7	12	924	–	1,269
Operating	225	4	16	51	–	8	304
Production and Mineral Taxes	–	–	–	1	–	–	1
Netback	910	23	25	(17)	–	6	947
(Gain) Loss on Risk Management							(7)
Operating Margin							954

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.

D2

Cenovus Energy Inc.2019 Annual Information Form

Three months ended June 30, 2019

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Total Upstream

Revenues
Gross Sales	3,030	150	3,180
Less: Royalties	314	10	324
	2,716	140	2,856
Expenses
Transportation and Blending	1,340	23	1,363
Operating	270	87	357
Netback	1,106	30	1,136
(Gain) Loss on Risk Management	57	–	57
Operating Margin	1,049	30	1,079

	Basis of Netback Calculation				Adjustments		Per Above Table
	Bitumen	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	1,936	31	53	51	1,091	18	3,180
Royalties	314	7	4	(1)	–	–	324
Transportation and Blending	249	3	9	11	1,091	–	1,363
Operating	268	5	24	51	–	9	357
Netback	1,105	16	16	(10)	–	9	1,136
(Gain) Loss on Risk Management							57
Operating Margin							1,079

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.

Three months ended March 31, 2019

($ millions)

	Per Consolidated Financial Statements
	Oil Sands(1)	Deep Basin(1)	Total Upstream

Revenues
Gross Sales	2,427	220	2,647
Less: Royalties	177	14	191
	2,250	206	2,456
Expenses
Transportation and Blending	1,147	19	1,166
Operating	274	93	367
Netback	829	94	923
(Gain) Loss on Risk Management	(12)	–	(12)
Operating Margin	841	94	935

	Basis of Netback Calculation				Adjustments		Per Above Table
	Bitumen	Light and Medium Oil	NGLs	Natural Gas	Condensate	Other	Total Upstream
Gross Sales	1,477	26	60	119	946	19	2,647
Royalties	177	4	6	4	–	–	191
Transportation and Blending	201	1	4	14	946	–	1,166
Operating	270	5	19	63	–	10	367
Netback	829	16	31	38	–	9	923
(Gain) Loss on Risk Management							(12)
Operating Margin							935

(1)	Found in Note 1 of the Interim Consolidated Financial Statements.

D3

Cenovus Energy Inc.2019 Annual Information Form

The following table provides the sales volumes used to calculate Netback.

Sales Volumes

(barrels per day, unless otherwise stated)	2019	Q4	Q3	Q2	Q1
Bitumen
Foster Creek	157,770	153,797	162,199	160,673	154,369
Christina Lake	188,910	207,399	192,929	178,845	176,079
Total Bitumen	346,680	361,196	355,128	339,518	330,448
Crude Oil and NGLs
Light and Medium Oil	4,911	4,991	4,929	4,904	4,820
NGLs	21,762	21,206	21,175	21,513	23,183
Total Bitumen, Crude Oil and NGLs Sales	373,353	387,393	381,232	365,935	358,451
Natural Gas Sales (MMcf/d)(1)	424	403	407	432	458
Total Sales (BOE/d)	444,103	454,513	449,029	437,863	434,738

(1)	Includes volume sold between segments.

D4

Cenovus Energy Inc.2019 Annual Information Form